SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

# Braskem S.A.

**Condensed Quarterly Information (ITR)**
**at March 31, 2020**
**and Independent Auditors' Review Report**

# Report on the review of the individual and consolidated interim financial information

**Grant Thornton Auditores Independentes**

Av. Eng. Luís Carlos Berrini, 105 - 12º andar Itaim Bibi, São Paulo (SP) Brasil

T +55 11 3886-5100

To the Board of directors and shareholders of
**Braskem S.A.**
Camaçari – Bahia

## Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. ("the Company"), comprised in the Quarterly Information Form for the quarter ended March 31, 2020, comprising the balance sheets as of March 31, 2020 and the respective statements of income (loss), of comprehensive income (loss), of changes in shareholders' equity and cash flows for the period of three months then ended, including the footnotes.

Management is responsible for the preparation of the individual interim financial information in accordance with the NBC TG 21 – Interim Financial Reporting and of the consolidated interim financial information in accordance with the NBC TG 21 and with the international standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (Iasb), such as for the presentation of these information in accordance with the standards issued by the Brazilian Exchange Securities Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

## Review scope

We conducted our review in accordance with the Brazilian and International standards on reviews of interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). The review of interim information consists of making inquiries, primarily of persons responsible for the financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the audit standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

## Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 applicable to the preparation of interim financial information, and presented in accordance with the standards issued by the Brazilian Securities Exchange Commission.

## Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the consolidated interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information, and presented in accordance with the standards issued by the Brazilian Securities Exchange Commission.

## Other matters

### Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the period of three months ended March 31, 2020, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34.

These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information in the order to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

### Audit and review of the corresponding amounts of the fiscal year and comparative period

The audit of the individual and consolidated financial statements as of December 31, 2019 was conducted under the responsibility of another independent auditor, which issued an audit report without qualifications on April 03, 2020. The review of the individual and consolidated statements of income, of comprehensive income, of changes in shareholders' equity, of cash flows and of value added for the period of three months ended March 31, 2019, including the footnotes, was conducted under the responsibility of another independent auditor, which issued a review report on that quarterly interim financial information, without qualifications, on July 09, 2020.

**Review of the individual and consolidated interim financial information filed with the Brazilian Securities and Exchange Commission for the quarter ended March 31, 2020**

We have also have reviewed, for purposes of filling with the Brazilian Securities and Exchange Commission, the individual and consolidated interim financial information of Braskem S.A. included in the Quarterly Information Form for the quarter ended March 31, 2020, which comprises the balance sheet at March 31, 2020 and the related statements of income, of comprehensive income, of changes in shareholders' equity, of cash flows and of value added for the period of three months then ended, where we issued an unqualified review report on June 02, 2020, including other matters paragraph stating that we had also reviewed certain reclassifications and adjustments registered by the Company in the corresponding period (March 31, 2019) which, for purposes of this interim financial information (presented for comparasion purposes), have been adjusted and issued by the Company on July 09, 2020 (as discussed in the section Other matters - Audit and review of the corresponding amounts of the fiscal year and comparative period).

São Paulo, July 13, 2020

Daniel Gomes Maranhão Junior
CT CRC 1SP-215.856/O-5

Grant Thornton Auditores Independentes
CRC 2SP-025.583/O-1

**Braskem S.A.**

**Balance sheet**
**Data base: 03/31/2020**
**All amounts in thousands of reais** **Continued**

| Assets | Note | Consolidated | | Parent company | |
|---|---|---|---|---|---|
| | | Mar/2020 | Dec/2019 | Mar/2020 | Dec/2019 |
| **Current assets** | | | | | |
| Cash and cash equivalents | 3 | 10,055,880 | 6,803,880 | 4,299,047 | 2,389,438 |
| Financial investments | 4 | 2,291,518 | 1,687,504 | 2,213,094 | 1,628,275 |
| Trade accounts receivable | 5 | 2,849,057 | 2,285,750 | 2,058,760 | 1,864,142 |
| Inventories | 6 | 7,833,934 | 7,625,084 | 5,285,803 | 5,499,907 |
| Taxes recoverable | 8 | 1,514,502 | 1,238,011 | 1,186,141 | 1,010,833 |
| Income tax and social contribution | | 487,816 | 439,933 | 381,399 | 352,789 |
| Dividends and interest on capital | 7 | 3,074 | 3,074 | 7,683 | 7,683 |
| Prepaid expenses | | 94,532 | 115,096 | 61,463 | 86,964 |
| Related parties | 7(b) | | | 19,173 | 43,157 |
| Derivatives | 18.2.1 | 10 | 4,712 | | 4,712 |
| Judicial deposits | 24 | | 2,571,683 | | 2,571,683 |
| Other receivables | | 647,413 | 614,827 | 224,234 | 259,997 |
| | | **25,777,736** | **23,389,554** | **15,736,797** | **15,719,580** |
| **Non-current assets** | | | | | |
| Financial investments | 4 | 897,244 | 9,708 | 887,947 | |
| Trade accounts receivable | 5 | 22,542 | 20,901 | 17,960 | 20,901 |
| Inventories | 6 | 12,558 | 16,325 | 12,558 | 16,325 |
| Taxes recoverable | 8 | 1,789,015 | 2,257,718 | 1,788,778 | 2,257,483 |
| Income tax and social contribution | | 241,439 | 239,847 | 241,439 | 239,847 |
| Deferred income tax and social contribution | 20(b) | 8,008,294 | 2,662,596 | 5,379,871 | 1,607,417 |
| Judicial deposits | 24 | 228,565 | 1,508,880 | 217,779 | 1,498,056 |
| Related parties | 7(b) | | | 1,384 | 1,073 |
| Insurance claims | | 88,452 | 83,167 | 88,452 | 83,167 |
| Derivatives | 18.2.1 | 1,421 | 17,877 | 1,421 | 17,877 |
| Other receivables | | 178,914 | 175,698 | 103,919 | 108,333 |
| Investments | 9 | 58,450 | 63,843 | 13,847,033 | 11,763,622 |
| Property, plant and equipment | 10 | 34,320,898 | 32,315,181 | 15,279,073 | 15,342,157 |
| Intangible assets | 11 | 2,774,137 | 2,762,088 | 2,514,760 | 2,521,180 |
| Right of use of assets | 12 | 2,777,384 | 2,605,654 | 1,580,303 | 1,561,877 |
| | | **51,399,313** | **44,739,483** | **41,962,677** | **37,039,315** |
| **Total assets** | | **77,177,049** | **68,129,037** | **57,699,474** | **52,758,895** |

The notes are an integral part of the interim financial statements.

**Balance sheet**
**Data base: 03/31/2020**
**All amounts in thousands of reais** **Continued**

| Liabilities and shareholders' equity | Note | Consolidated Mar/2020 | Consolidated Dec/2019 | Parent company Mar/2020 | Parent company Dec/2019 |
|---|---|---|---|---|---|
| **Current liabilities** | | | | | |
| Trade payables | 13 | 9,867,927 | 9,116,989 | 8,862,711 | 9,207,870 |
| Borrowings | 14 | 2,059,433 | 774,924 | 1,315,149 | 146,395 |
| Braskem Idesa borrowings | 15 | 1,092,891 | 744,408 | | |
| Debenture | 16 | 53,400 | 46,666 | | |
| Derivatives | 18.2.1 | 755,210 | 49,251 | 716,204 | 43,187 |
| Payroll and related charges | | 508,484 | 623,723 | 352,251 | 475,768 |
| Taxes payable | 19 | 452,048 | 322,886 | 395,262 | 294,572 |
| Income tax and social contribution | | 135,179 | 34,856 | 55,418 | 33,111 |
| Dividends | | 6,465 | 6,502 | 3,768 | 3,804 |
| Advances from customers | | 816,691 | 355,764 | 255,475 | 288,585 |
| Leniency agreement | 23 | 383,800 | 362,719 | 383,800 | 362,719 |
| Sundry provisions | 21 | 150,102 | 203,134 | 113,730 | 141,319 |
| Accounts payable to related parties | 7(b) | | | 497,927 | 748,378 |
| Other payables | | 758,759 | 930,638 | 211,562 | 335,449 |
| Provision - geological event in Alagoas | 24 | 1,715,919 | 1,450,476 | 1,715,919 | 1,450,476 |
| Other financial liabilities | | 390,879 | 516,933 | 390,879 | 516,933 |
| Lease | 12(b) | 784,419 | 676,291 | 497,414 | 447,106 |
| | | **19,931,606** | **16,216,160** | **15,767,469** | **14,495,672** |
| **Non-current liabilities** | | | | | |
| Trade payables | 13 | 9,087 | 3,837 | 9,087 | 3,837 |
| Borrowings | 14 | 36,568,540 | 28,242,052 | 4,123,357 | 3,501,908 |
| Braskem Idesa borrowings | 15 | 11,810,320 | 9,237,318 | | |
| Debenture | 16 | 217,280 | 227,901 | | |
| Derivatives | 18.2.1 | 739,405 | 169,513 | 610,196 | 148,574 |
| Taxes payable | 19 | 139,751 | 129,353 | 139,751 | 129,353 |
| Accounts payable to related parties | 7(b) | | | 31,742,173 | 22,998,330 |
| Loan to non-controlling shareholders of Braskem Idesa | 7(a) | 3,148,546 | 2,395,887 | | |
| Deferred income tax and social contribution | 20(b) | 396,185 | 273,036 | | |
| Post-employment benefits | | 418,739 | 389,075 | 224,852 | 224,852 |
| Provision for losses on subsidiaries | | | | 539,947 | 376,074 |
| Contingencies | 22.1 | 1,165,763 | 1,151,524 | 1,156,328 | 1,142,228 |
| Leniency agreement | 23 | 1,146,399 | 1,379,549 | 1,146,399 | 1,379,549 |
| Sundry provisions | 21 | 314,152 | 302,072 | 278,654 | 274,549 |
| Provision - geological event in Alagoas | 24 | 1,461,879 | 1,932,591 | 1,461,879 | 1,932,591 |
| Other payables | | 226,729 | 133,858 | 160,869 | 91,408 |
| Lease | 12(b) | 2,349,643 | 2,000,605 | 1,338,671 | 1,174,672 |
| | | **60,112,418** | **47,968,171** | **42,932,163** | **33,377,925** |
| **Shareholders' equity (net capital deficiency)** | 26 | | | | |
| Capital | | 8,043,222 | 8,043,222 | 8,043,222 | 8,043,222 |
| Capital reserve | | 232,472 | 232,472 | 232,472 | 232,472 |
| Revenue reserves | | 1,905,255 | 1,905,255 | 1,905,255 | 1,905,255 |
| Additional paid in capital | | (488,388) | (488,388) | (488,388) | (488,388) |
| Other comprehensive income | | (7,000,839) | (4,757,539) | (7,000,839) | (4,757,539) |
| Treasury shares | | (49,724) | (49,724) | (49,724) | (49,724) |
| Accumulated losses | | (3,642,156) | | (3,642,156) | |
| Total attributable to the Company's shareholders | | (1,000,158) | 4,885,298 | (1,000,158) | 4,885,298 |
| Non-controlling interest in subsidiaries | | (1,866,817) | (940,592) | | |
| | | **(2,866,975)** | **3,944,706** | **(1,000,158)** | **4,885,298** |
| **Total liabilities and shareholders' equity (net capital deficiency)** | | **77,177,049** | **68,129,037** | **57,699,474** | **52,758,895** |

The notes are an integral part of the interim financial statements.

**Braskem S.A.**

**Statement of profit or loss**
**Data base: 03/31/2020**
**All amounts in thousands of reais, except earnings or loss per share** **Continued**

| | Note | Consolidated | | Parent company | |
|---|---|---|---|---|---|
| | | Mar/2020 | Mar/2019 | Mar/2020 | Mar/2019 |
| **Net revenue** | 28 | **12,624,645** | **12,977,953** | **8,916,034** | **9,433,640** |
| Cost of products sold | 31 | (11,451,297) | (11,263,655) | (8,474,664) | (8,617,061) |
| **Gross profit** | | **1,173,348** | **1,714,298** | **441,370** | **816,579** |
| **Income (expenses)** | | | | | |
| Selling and distribution | 31 | (439,852) | (447,642) | (246,156) | (254,260) |
| (Loss) reversals for impairment of trade accounts receivable | 31 | (3,620) | (16,511) | (904) | (12,745) |
| General and administrative | 31 | (464,503) | (430,928) | (317,438) | (298,900) |
| Research and development | 31 | (55,486) | (54,853) | (31,018) | (31,253) |
| Results from equity investments | 9(c) | (7,778) | (3,378) | (767,329) | 538,175 |
| Other income | 29 | 206,840 | 1,847,222 | 161,207 | 1,721,111 |
| Other expenses | 29 | (32,027) | (493,138) | (25,087) | (459,201) |
| **Profit (loss) before net financial income (expense) and taxes** | | **376,922** | **2,115,070** | **(785,355)** | **2,019,506** |
| **Financial results** | 30 | | | | |
| Financial expenses | | (1,225,842) | (899,337) | (1,133,139) | (758,694) |
| Financial income | | 195,494 | 225,771 | 92,486 | 175,361 |
| Exchange rate variations, net | | (5,223,530) | (249,214) | (3,059,100) | (254,479) |
| | | **(6,253,878)** | **(922,780)** | **(4,099,753)** | **(837,812)** |
| **(Loss) profit before income tax and social contribution** | | **(5,876,956)** | **1,192,290** | **(4,885,108)** | **1,181,694** |
| Current and deferred income tax and social contribution | 20(a) | 1,818,005 | (275,118) | 1,236,093 | (253,442) |
| **(Loss) profit for the period** | | **(4,058,951)** | **917,172** | **(3,649,015)** | **928,252** |
| **Attributable to:** | | | | | |
| Company's shareholders | | (3,649,015) | 928,252 | (3,649,015) | 928,252 |
| Non-controlling interest in subsidiaries | | (409,936) | (11,080) | | |
| **(Loss) profit for the period** | | **(4,058,951)** | **917,172** | **(3,649,015)** | **928,252** |
| **Earnings per share - basic and diluted - R$** | 27 | | | | |
| Common | | (4.5842) | 1.1665 | (4.5842) | 1.1665 |
| Preferred shares class "A" | | (4.5842) | 1.1665 | (4.5842) | 1.1665 |
| Preferred shares class "B" | | (4.5842) | 0.6057 | (4.5842) | 0.6057 |

The notes are an integral part of the interim financial statements.

**Braskem S.A.**

**Statement of comprehensive income**
**Data base: 03/31/2020**
**All amounts in thousands of reais**

| | | Consolidated | | Parent company | |
|---|---|---|---|---|---|
| | Note | Mar/2020 | Mar/2019 | Mar/2020 | Mar/2019 |
| **(Loss) profit for the period** | | **(4,058,951)** | **917,172** | **(3,649,015)** | **928,252** |
| **Other comprehensive income:** | | | | | |
| **Items that will be reclassified subsequently to profit or loss** | | | | | |
| Fair value of cash flow hedge | | (1,201,407) | 42,513 | (1,028,866) | 60,494 |
| Income tax and social contribution - cash flow hedge | | 401,577 | (15,174) | 349,815 | (20,567) |
| Fair value of cash flow hedge - Braskem Idesa | | | | (129,405) | (13,486) |
| Income tax and social contribution cash flow hedge - Braskem Idesa | | | | 38,821 | 4,045 |
| Fair value of cash flow hedge from jointly-controlled | | 2,501 | 277 | 2,501 | 277 |
| | | (797,329) | 27,616 | (767,134) | 30,763 |
| Exchange variation of foreign sales hedge | 18.4(a.i) | (6,833,684) | (144,225) | (6,833,692) | (144,225) |
| Sales Hedge - transfer to profit or loss | 18.4(a.i) | 400,047 | 261,465 | 400,047 | 261,465 |
| Income tax and social contribution on exchange variation | | 2,187,439 | (39,861) | 2,187,439 | (39,861) |
| Exchange variation of foreign sales hedge - Braskem Idesa | 18.4(a.ii) | (2,611,828) | 159,945 | (1,958,862) | 119,959 |
| Sales Hedge - transfer to profit or loss - Braskem Idesa | 18.4(a.ii) | 75,162 | 60,811 | 56,372 | 45,608 |
| Income tax on exchange variation - Braskem Idesa | | 761,000 | (66,227) | 570,748 | (49,670) |
| | | (6,021,864) | 231,908 | (5,577,948) | 193,276 |
| Foreign subsidiaries currency translation adjustment | | 4,066,624 | 7,424 | 4,108,359 | 25,926 |
| **Total** | | **(2,752,569)** | **266,948** | **(2,236,723)** | **249,965** |
| **Items that will not be reclassified to profit or loss** | | | | | |
| Long term incentive plan, net of taxes | | (1,451) | 2,161 | (1,008) | 2,120 |
| **Total comprehensive income for the period** | | **(6,812,971)** | **1,186,281** | **(5,886,746)** | **1,180,337** |
| **Attributable to:** | | | | | |
| Company's shareholders | | (5,886,746) | 1,180,337 | | |
| Non-controlling interest in subsidiaries | | (926,225) | 5,944 | | |
| **Total comprehensive income for the period** | | **(6,812,971)** | **1,186,281** | | |

The notes are an integral part of the interim financial statements.

# Braskem S.A.

## Statement of changes in shareholder's equity (net capital deficiency)
**All amounts in thousands of reais**

| | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Parent company and Consolidated | | | | | | | | | | | | |
| | Parent company | | | | | | | | | | | Consolidated | |
| | Attributed to shareholders' interest | | | | | | | | | | | | |
| | | | Revenue reserves | | | | | | | | | | |
| | Capital | Capital reserve | Legal reserve | Tax incentive | Retention of profits | Additional dividends proposed | Additional paid in capital | Other comprehensive income | Treasury shares | Retained earnings | Total Braskem shareholders' interest | Non-controlling interest in subsidiaries | Total shareholders' equity (net capital deficiency) |
| **At December 31, 2018** | 8,043,222 | 232,430 | 577,476 | 153,478 | 1,940,011 | 2,002,255 | (488,388) | (5,623,020) | (49,819) | | 6,787,645 | (876,400) | 5,911,245 |
| Comprehensive income for the period: | | | | | | | | | | | | | |
| Profit for the period | | | | | | | | | | 928,252 | 928,252 | (11,080) | 917,172 |
| Exchange variation of foreign sales hedge, net of taxes | | | | | | | | 193,276 | | | 193,276 | 38,632 | 231,908 |
| Fair value of cash flow hedge, net of taxes | | | | | | | | 30,763 | | | 30,763 | (3,147) | 27,616 |
| Long term incentive plan, net of taxes | | | | | | | | 2,120 | | | 2,120 | 41 | 2,161 |
| Foreign subsidiaries currency translation adjustment | | | | | | | | 25,926 | | | 25,926 | (18,502) | 7,424 |
| | | | | | | | | 252,085 | | 928,252 | 1,180,337 | 5,944 | 1,186,281 |
| Equity valuation adjustments: | | | | | | | | | | | | | |
| Realization of additional property, plant and equipment price-level restatement, net of taxes | | | | | | | | (6,679) | | 6,679 | | | |
| Realization of deemed cost of jointly-controlled investment, net of taxes | | | | | | | | (241) | | 241 | | | |
| Fair value adjustments of trade accounts receivable, net of taxes | | | | | | | | 18 | | | 18 | | 18 |
| | | | | | | | | (6,902) | | 6,920 | 18 | | 18 |
| Contributions and distributions to shareholders: | | | | | | | | | | | | | |
| Additional dividends of subsidiary | | | | | | | | | | | | (2,498) | (2,498) |
| **At March 31, 2019** | 8,043,222 | 232,430 | 577,476 | 153,478 | 1,940,011 | 2,002,255 | (488,388) | (5,377,837) | (49,819) | 935,172 | 7,968,000 | (872,954) | 7,095,046 |
| **At December 31, 2019** | 8,043,222 | 232,472 | 577,476 | 153,478 | 1,174,301 | | (488,388) | (4,757,539) | (49,724) | | 4,885,298 | (940,592) | 3,944,706 |
| Comprehensive income for the period: | | | | | | | | | | | | | |
| Loss for the period | | | | | | | | | | (3,649,015) | (3,649,015) | (409,936) | (4,058,951) |
| Exchange variation of foreign sales hedge, net of taxes | | | | | | | | (5,577,948) | | | (5,577,948) | (443,916) | (6,021,864) |
| Fair value of cash flow hedge, net of taxes | | | | | | | | (767,134) | | | (767,134) | (30,195) | (797,329) |
| Long term incentive plan, net of taxes | | | | | | | | (1,008) | | | (1,008) | (443) | (1,451) |
| Foreign currency translation adjustment | | | | | | | | 4,108,359 | | | 4,108,359 | (41,735) | 4,066,624 |
| | | | | | | | | (2,237,731) | | (3,649,015) | (5,886,746) | (926,225) | (6,812,971) |
| Equity valuation adjustments: | | | | | | | | | | | | | |
| Realization of additional property, plant and equipment price-level restatement, net of taxes | | | | | | | | (6,679) | | 6,679 | | | |
| Realization of deemed cost of jointly-controlled investment, net of taxes | | | | | | | | (180) | | 180 | | | |
| Fair value adjustments of trade accounts receivable, net of taxes | | | | | | | | (62) | | | (62) | | (62) |
| Exchange variation in hyperinflationary economy, net of taxes | | | | | | | | 1,352 | | | 1,352 | | 1,352 |
| | | | | | | | | (5,569) | | 6,859 | 1,290 | | 1,290 |
| **At March 31, 2020** | 8,043,222 | 232,472 | 577,476 | 153,478 | 1,174,301 | | (488,388) | (7,000,839) | (49,724) | (3,642,156) | (1,000,158) | (1,866,817) | (2,866,975) |

The notes are an integral part of the interim financial statements.

## Braskem S.A.

**Statement of cash flows**
**Data base: 03/31/2020**
**All amounts in thousands of reais**

| | Note | Consolidated Mar/2020 | Consolidated Mar/2019 | Parent company Mar/2020 | Parent company Mar/2019 |
|---|---|---|---|---|---|
| (Loss) profit before income tax and social contribution | | (5,876,956) | 1,192,290 | (4,885,108) | 1,181,694 |
| Adjustments for reconciliation of profit | | | | | |
| Depreciation, amortization and depletion | | 973,489 | 861,707 | 606,713 | 563,685 |
| Results from equity investments | 9(c) | 7,778 | 3,378 | 767,329 | (538,175) |
| Interest foreign exchange gain/losses | | 7,695,072 | 779,176 | 4,063,261 | 756,113 |
| Reversal of provisions | | (4,590) | (352,843) | (4,896) | (352,843) |
| Provisions - Leniency agreement | 23 | | 409,877 | | 409,877 |
| Provision - geological event in Alagoas | 24 | (55,393) | | (55,393) | |
| PIS and COFINS credits - exclusion of ICMS from the calculation basis | 29 | | (1,707,861) | | (1,707,861) |
| Loss (reversals) for impairment of financial assets | | 3,620 | 16,511 | 904 | 12,745 |
| Provision for losses and write-offs of long-lived assets | | 1,999 | 2,839 | 1,981 | 367 |
| | | **2,745,019** | **1,205,074** | **494,791** | **325,602** |
| Changes in operating working capital | | | | | |
| Judicial deposits - other financial assets | 24 | 3,746,107 | | 3,746,107 | |
| Financial investments | | (1,455,264) | 668,762 | (1,437,254) | 678,365 |
| Trade accounts receivable | | (279,568) | 1,178 | (196,173) | (608,812) |
| Inventories | | 288,933 | 364,639 | 243,386 | 280,033 |
| Taxes recoverable | | 505,811 | 499,839 | 282,917 | 146,254 |
| Prepaid expenses | | 77,143 | 1,355 | 25,501 | (19,072) |
| Other receivables | | 95,083 | (140,716) | 165,425 | 1,406 |
| Trade payables | | (2,938,388) | (87,701) | (2,147,346) | (180,360) |
| Taxes payable | | (198,051) | (381,887) | 133,327 | 57,820 |
| Advances from customers | | 347,216 | 124,904 | (33,110) | 82,008 |
| Leniency agreement | 23 | (257,256) | (278,034) | (257,256) | (278,034) |
| Sundry provisions | | (75,560) | (35,439) | (41,548) | (5,857) |
| Other payables | | 135,032 | (299,885) | (327,818) | (152,691) |
| **Cash generated (used) from operations** | | **2,736,257** | **1,642,089** | **650,949** | **326,662** |
| Interest paid | | (566,529) | (534,325) | (59,397) | (3,402) |
| Income tax and social contribution paid | | (28,311) | (63,465) | (13,991) | (14,705) |
| **Net cash generated (used) from operating activities** | | **2,141,417** | **1,044,299** | **577,561** | **308,555** |
| Proceeds from the sale of fixed and intangible assets | | 3,003 | 69 | 2,975 | 69 |
| Acquisitions to property, plant and equipment and intangible assets | | (905,263) | (456,099) | (425,548) | (239,426) |
| **Net cash used in investing activities** | | **(902,260)** | **(456,030)** | **(422,573)** | **(239,357)** |
| Short-term and Long-term debt | | | | | |
| Acquired | | 1,929,938 | 298,187 | 1,496,760 | 266,398 |
| Payments | | (524,990) | (63,898) | (501,538) | (26,626) |
| Braskem Idesa borrowings | | | | | |
| Payments | | (167,898) | (211,767) | | |
| Related parties | | | | | |
| Acquired | | | | 1,931,309 | 949,958 |
| Payments | | | | (921,552) | (686,233) |
| Lease | 12 | (167,391) | (96,572) | (116,707) | (60,370) |
| Dividends paid | | (37) | (22) | (37) | (22) |
| Other financial liabilities | | (133,614) | | (133,614) | |
| **Net cash generated (used) in financing activities** | | **936,008** | **(74,072)** | **1,754,621** | **443,105** |
| Exchange variation on cash of foreign subsidiaries | | 1,076,835 | 42,192 | | |
| **Increase in cash and cash equivalents** | | **3,252,000** | **556,389** | **1,909,609** | **512,303** |
| Represented by | | | | | |
| Cash and cash equivalents at the beginning of the period | | 6,803,880 | 5,547,637 | 2,389,438 | 2,016,724 |
| Cash and cash equivalents at the end of the period | | 10,055,880 | 6,104,026 | 4,299,047 | 2,529,027 |
| **Increase in cash and cash equivalents** | | **3,252,000** | **556,389** | **1,909,609** | **512,303** |

The notes are an integral part of the interim financial statements.

**Braskem S.A.**

**Statement of value added**
**Data base: 03/31/2020**
**All amounts in thousands of reais**

| | | Consolidated | | Parent company |
|---|---|---|---|---|
| | Mar/2020 | Mar/2019 | Mar/2020 | Mar/2019 |
| **Revenue** | **15,191,706** | **16,744,929** | **11,426,291** | **13,092,875** |
| Sale of goods, products and services | 15,021,669 | 15,409,639 | 11,299,810 | 11,853,770 |
| Other income, net | 173,657 | 1,349,932 | 127,385 | 1,249,784 |
| (loss) reversal for doubtful accounts | (3,620) | (14,642) | (904) | (10,679) |
| **Inputs acquired from third parties** | **(12,178,157)** | **(12,230,970)** | **(9,403,660)** | **(9,700,367)** |
| Cost of products, goods and services sold | (11,750,147) | (11,687,777) | (9,144,762) | (9,363,005) |
| Material, energy, outsourced services and others | (440,658) | (553,604) | (279,329) | (355,746) |
| Impairment of assets | 12,648 | 10,411 | 20,431 | 18,384 |
| **Gross value added** | **3,013,549** | **4,513,959** | **2,022,631** | **3,392,508** |
| **Depreciation, amortization and depletion** | (973,489) | (861,707) | (606,713) | (563,685) |
| **Net value added produced by the Company** | **2,040,060** | **3,652,252** | **1,415,918** | **2,828,823** |
| **Value added received in transfer** | **826,151** | **222,411** | **(388,591)** | **730,751** |
| Results from equity investments | (7,778) | (3,378) | (767,329) | 538,175 |
| Financial income | 833,706 | 225,771 | 378,718 | 192,557 |
| Other | 223 | 18 | 20 | 19 |
| **Total value added to distribute** | **2,866,211** | **3,874,663** | **1,027,327** | **3,559,574** |
| **Personnel** | **445,779** | **462,641** | **261,757** | **303,020** |
| Direct compensation | 360,131 | 378,981 | 202,076 | 241,639 |
| Benefits | 65,164 | 66,129 | 39,529 | 44,115 |
| FGTS (Government Severance Pay Fund) | 20,484 | 17,531 | 20,152 | 17,266 |
| **Taxes, fees and contribuitions** | **(702,104)** | **1,272,046** | **(136,787)** | **1,236,217** |
| Federal | (1,437,899) | 655,789 | (860,735) | 629,749 |
| State | 711,377 | 600,322 | 711,377 | 600,322 |
| Municipal | 24,418 | 15,935 | 12,571 | 6,146 |
| **Remuneration on third parties' capital** | **7,181,487** | **1,222,804** | **4,551,372** | **1,092,085** |
| Financial expenses | 7,084,214 | 1,138,400 | 4,475,530 | 1,021,142 |
| Rentals | 97,273 | 84,404 | 75,842 | 70,943 |
| **Remuneration on own capital** | **(4,058,951)** | **917,172** | **(3,649,015)** | **928,252** |
| Profit (loss) for the year | (3,649,015) | 928,252 | (3,649,015) | 928,252 |
| Non-controlling interest in subsidiaries | (409,936) | (11,080) | | |
| **Value added distributed** | **2,866,211** | **3,874,663** | **1,027,327** | **3,559,574** |

The notes are an integral part of the interim financial statements.

**All amounts in thousands, except as otherwise stated**

## 1 Operations

Braskem S.A. (hereinafter "Parent Company" or "Braskem") is a public corporation headquartered in Camaçari, Bahia ("BA"), which, jointly with its subsidiaries (hereinafter referred to as "Company"), is controlled by Odebrecht S.A. ("Odebrecht"), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

## 2 Accounting policies

Accounting practices from the prior year were applied consistently in the preparation of these quarterly information.

### 2.1 Basis of preparation and presentation of the quarterly information

This Quarterly Information includes the period ended March 31, 2020 and should be read together with the financial statements of the Company as of December 31, 2019, prepared and presented: (i) in the consolidated, in accordance with the pronouncement CPC 21 (R1), issued by the Brazilian Accounting Pronouncements Committee (CPC), and, in accordance with the pronouncement IAS 34 – Interim Financial Information, issued by the International Accounting Standards Board (IASB); and (ii) in the Parent Company, in accordance with pronouncement CPC 21 (R1) and in compliance with Federal Law 6,404/76, as amended.

The preparation of the Quarterly Information requires the use of certain critical accounting estimates. It also requires the Management of the Company to exercise its judgment in the process of applying its accounting policies.

There were no significant changes in the assumptions and judgments made by the Company's management in the use of estimates for the preparation of the Quarterly Information in relation to those used in the December 31, 2019 financial statements.

The issue of these quarterly financial statements was authorized by the Executive Board on July 13, 2020.

**All amounts in thousands, except as otherwise stated**

## 2.1.1 Consolidated and individual quarterly information

All relevant information pertaining exclusively to these financial statements is presented herein and corresponds to the information used by the Management of the Company.

## (a) Consolidation

The consolidated information comprises the financial statements of the Parent Company and the following entities:

| | | Total and voting interest - % | |
|---|---|---|---|
| | **Headquarters** | **Mar/2020** | **Dec/2019** |
| **Direct and Indirect subsidiaries** | | | |
| BM Insurance Company Limited ("BM Insurance") | Bermuda | 100.00 | 100.00 |
| Braskem America Finance Company ("Braskem America Finance") | EUA | 100.00 | 100.00 |
| Braskem America, Inc. ("Braskem America") | EUA | 100.00 | 100.00 |
| Braskem Argentina S.A. ("Braskem Argentina") | Argentina | 100.00 | 100.00 |
| Braskem Europe GmbH ("Braskem Alemanha") | Germany | 100.00 | 100.00 |
| Braskem Finance Limited ("Braskem Finance") | Cayman Islands | 100.00 | 100.00 |
| Braskem Idesa S.A.P.I. ("Braskem Idesa") | Mexico | 75.00 | 75.00 |
| Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços") | Mexico | 75.00 | 75.00 |
| Braskem Incorporated Limited ("Braskem Inc") | Cayman Islands | 100.00 | 100.00 |
| Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom") | Mexico | 100.00 | 100.00 |
| Braskem Mexico, S. de RL de CV ("Braskem México") | Mexico | 100.00 | 100.00 |
| Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços") | Mexico | 100.00 | 100.00 |
| Braskem Netherlands B.V. ("Braskem Holanda") | Netherlands | 100.00 | 100.00 |
| Braskem Netherlands Finance B.V. ("Braskem Holanda Finance") | Netherlands | 100.00 | 100.00 |
| Braskem Netherlands Inc. B.V. ("Braskem Holanda Inc") | Netherlands | 100.00 | 100.00 |
| Braskem Petroquímica Chile Ltda. ("Braskem Chile") | Chile | 100.00 | 100.00 |
| Cetrel S.A. ("Cetrel") | Brazil | 63.70 | 63.70 |
| Distribuidora de Água Camaçari S.A. ("DAC") | Brazil | 63.70 | 63.70 |
| Lantana Trading Co. Inc. ("Lantana") | Bahamas | 100.00 | 100.00 |
| | | | |
| **Specific Purpose Entity ("SPE")** | | | |
| Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter") | Brazil | 100.00 | 100.00 |
| Fundo de Investimento Santander Netuno Multimercado Crédito Privado Longo Prazo ("FIM Netuno") | Brazil | 100.00 | 100.00 |

**All amounts in thousands, except as otherwise stated**

## 2.2 Functional and foreign currency

### (a) Functional and presentation currency

The functional currency of the Company is the real. The presentation currency is also real, unless otherwise stated. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

### (b) Functional currency other than the Brazilian real

The subsidiaries with a functional currency different from that of the Parent Company are listed below:

| | Functional currency |
|---|---|
| **Subsidiaries** | |
| Braskem Alemanha | Euro |
| BM Insurance, Braskem America, Braskem America Finance, Braskem Holanda, Braskem Holanda Finance, Braskem Holanda Inc. and Braskem México Sofom | U.S.dollar |
| Braskem Idesa, Braskem Idesa Serviços, Braskem México and Braskem México Serviços | Mexican peso |
| Braskem Argentina | Argentinean peso |
| Braskem Chile | Chilenean peso |

### (c) Exchange variation effects

The effects from exchange variation on the Company's transactions are mainly due to the variations in the following currencies:

| | End of period rate | | | Average rate | | |
|---|---|---|---|---|---|---|
| | Mar/2020 | Dec/2019 | Variation | Mar/2020 | Dec/2019 | Variation |
| U.S. dollar - Brazilizan real | 5.1987 | 4.0307 | 28.98% | 4.4657 | 3.7684 | 18.50% |
| Euro - Brazilizan real | 5.7264 | 4.5305 | 26.40% | 4.9225 | 4.2802 | 15.01% |
| Mexican peso - Brazilizan real | 0.2217 | 0.2134 | 3.89% | 0.2230 | 0.1963 | 13.63% |
| U.S. dollar - Mexican peso | 23.4670 | 18.8858 | 24.26% | 20.0820 | 19.2067 | 4.56% |
| U.S. dollar - Euro | 0.9069 | 0.8926 | 1.61% | 0.9071 | 0.8804 | 3.04% |

## 2.3 New or revised pronouncements not yet in effective

New standards and amendments of standards come into force in annual periods starting in 2020 and there is no significant impact on this Financial Statement. The Company did not early adopt the following new standards and intepretations for preparing these financial statements:

- Changes to references to the conceptual structure of IFRS;
- Definition of business (changes to CPC 15/IFRS 3);
- Definition of materiality (amendments to CPC 26/IAS 1 and CPC 23/IAS 8);
- IFRS 17 – Insurance agreements;
- CVM Resolution 854/2020: CVM Resolution 854/2020 with impacts on CPC's 38, 40 (R1) and 48.

Resolution CVM 854/2020, which came into force on January 1, 2020, has impacts associated with Technical Pronouncements CPC 38, CPC 40 (R1) and CPC 48. The Securities and Exchange Commission of Brazil (CVM) already has issued a statement with regard to the restatement of the reference interest rate arising from the discontinuation of the use of the London Interbank Offered Rate ("LIBOR"), after 2021. Note that LIBOR

**All amounts in thousands, except as otherwise stated**

will remain in force for contracts already existing as of the date of its elimination. Accordingly, the company is monitoring the potential impacts on its transactions arising from the applicability of the changes.

The amended standards and interpretations are not expected to produce a significant impact on the consolidated financial statements.

### 2.4 Main measures and impacts due to COVID-19

Braskem has been closely monitoring the impacts from the COVID-19 pandemic on its business and surrounding communities. As disclosed in the Notice to the Market dated March 20, 2020, Braskem has formed a crisis committee to establish global procedures focusing mainly on the health of people and the continuity of its operations. Some of the measures taken by the Company follow:

(i) Recommending that all team members and contractors work from home;
(ii) Reducing by around 50% the number of team members and contractors working on its industrial assets, with operations using the smallest possible teams, while considering all rules for ensuring personal safety and maintaining operational reliability;
(iii) Recommending the suspension of visits by non-routine third parties and suppliers to Braskem's facilities, and banning access to Braskem's facilities by visitors or third parties returning from high risk areas;
(iv) Creating an agenda with clients and local communities to verify the products in its portfolio with a view to support the fight against the pandemic.

Moreover, in line with its primary value, Safety, the Company started operating its industrial assets with minimal teams. Capacity utilization rates in Brazil and the United States were temporarily reduced to adjust for the weaker demand and the destocking trends in the petrochemical and plastics production chains. The capacity utilization rates will accompany market demand and any new export opportunities that arise in other regions, especially with the restart of economies in Asia. The main effects were:

- Brazil: ethylene production reduced to approximately 65% of the total annual capacity of 3.6 million tons;
- United States: polypropylene production reduced to approximately 85% of the total annual capacity of 1.6 million tons.

In this context, the Company has been adopting a series of cash-preservation measures to ensure the financial solidity and resilience of its business, which include:

- Drawing down the Revolving Credit Facility in the amount of US$1 billion (or R$5.2 billion on March 31, 2020), which is due in 2023;
- Reducing fixed costs by around 10%;
- Paring back the investments planned for 2020 from US$721 million (R$3.7 billion) to approximately US$600 million (R$3.1 billion);
- Postponing the payment of social contribution charges in Brazil; and
- Optimizing working capital.

The Company also highlights the actions carried out jointly with its clients and partner companies to transform chemicals and plastic resins into items that are essential for combatting COVID-19, which include surgical masks, packaging for liquid and gel alcohol, bleach and 3D printing of bands for protective face shields; donations of LPG to field hospitals; actions to support the chain of clients and suppliers, particularly small and midsized companies; and donations of hygiene kits and food staples to local communities.

**All amounts in thousands, except as otherwise stated**

On March 31, 2020, the consolidated balance sheet registered positive net working capital of R$5.8 billion, with most liabilities coming due in the long term and 96.9% of the total debt denominated in U.S. dollar, in line with the Company's Financial Policy. The Company is comfortable with such exposure to the U.S. dollar, since a significant part of the revenue to be generated by the Company in the coming years and that could be used to service debt is directly or indirectly denominated in U.S. dollar.

During periods in which the Brazilian real depreciates significantly against the U.S. dollar, the Company is subject to an adverse effect from exchange variation on its debt, with part recognized in the result for the period and part incorporated into equity through the hedge accounting mechanism.

The effect in 1Q20, when Brazilian real depreciated 29% against the U.S. dollar, is described in Note 2.2(c) herein. The quarter's negative exchange variation will produce a cash effect upon maturity of the Company's liabilities, and as such is concentrated in the long term given the debt maturity profile and does not put at risk the liquidity position in context of the efforts to contain the COVID-19 pandemic.

In accordance with the guidance of the Securities and Exchange Commission of Brazil ("CVM"), the Company's Management reviewed the accounting estimates for the realization of assets, including the estimates for losses on trade accounts receivables, inventory impairment loss, deferred tax assets and other assets, or those related to the provision for liabilities in the Quarterly Information given the significant changes in the risks to which the company is exposed (see more information in note 18.5). This review considered events after the reporting period that occurred up to the publication date of this Quarterly Information, and no significant effects were identified that should be reflected in the Quarterly Information for the three-month period ended March 31, 2020.

Due to the uncertainties arising from the COVID-19 pandemic with regard to the global economy, it is impossible to accurately predict the adverse impacts on the equity and financial position of the Company and its subsidiaries after the reporting date. The Company is continuously evaluating the effects arising from the outbreak, which could pose the need to accrue additional provisions for asset impairment in the coming quarters.

## 3 Cash and cash equivalents

The information on cash and cash equivalents was presented in the 2019 annual financial statements of the Company, in Note 5.

| | | Consolidated | | Parent Company | |
|---|---|---|---|---|---|
| | | Mar/2020 | Dec/2019 | Mar/2020 | Dec/2019 |
| Cash | | | | | |
| Domestic market | | 35,186 | 13,495 | 27,237 | 9,800 |
| Foreign market | (i) | 1,771,125 | 2,289,736 | | |
| Cash equivalents: | | | | | |
| Domestic market | | 4,088,457 | 1,963,185 | 4,206,071 | 2,080,801 |
| Foreign market | (i) | 4,161,112 | 2,537,464 | 65,739 | 298,837 |
| Total | | **10,055,880** | **6,803,880** | **4,299,047** | **2,389,438** |

(i) On March 31, 2020, it includes cash of R$234,934 and R$891,551 of cash equivalents (R$598,591 and R$418,644 of cash equivalents on December 31, 2019) of the subsidiary Braskem Idesa, which cannot be used by the other subsidiaries of the Company.

**All amounts in thousands, except as otherwise stated**

## 4 Financial investments

The information on financial investments was presented in the 2019 annual financial statements of the Company, in Note 6.

| | | Consolidated | | Parent Company | |
|---|---|---|---|---|---|
| | | Mar/2020 | Dec/2019 | Mar/2020 | Dec/2019 |
| **Amortized cost** | | | | | |
| Time deposit investments | | | 38,759 | | 38,759 |
| **Fair value through profit or loss** | | | | | |
| *LFT's and LF's* | (i) | 1,402,986 | 1,588,426 | 1,402,987 | 1,588,426 |
| Restricted funds investments | (ii) | 1,707,304 | 9,708 | 1,698,007 | |
| Other | | 78,472 | 60,319 | 47 | 1,090 |
| Total | | **3,188,762** | **1,697,212** | **3,101,041** | **1,628,275** |
| | | | | | |
| Current assets | | 2,291,518 | 1,687,504 | 2,213,094 | 1,628,275 |
| Non-current assets | | 897,244 | 9,708 | 887,947 | |
| Total | | **3,188,762** | **1,697,212** | **3,101,041** | **1,628,275** |

(i) These refer to Brazilian floating-rate government bonds ("LFTs") issued by the Brazilian federal government and floating-rate bonds ("LFs") issued by financial institutions. These bonds have original maturity above three months, immediate liquidity in the secondary market and Management expects their realization in the short term.
(ii) Includes the following amounts: R$1,698,007 (current – R$514,077, non-current – R$1,183,930) in restricted funds for relocating families in Alagoas (Note 24); and R$9,297 in bank deposits with yields of approximately 100% of the Interbank Deposit Rate ("CDI"), and their use is related to the fulfillment of the contractual obligations of the debentures.

## 5 Trade accounts receivable

The information on trade accounts receivable was presented in the 2019 annual financial statements of the Company, in Note 7.

The Company realizes part of its trade accounts receivable through the sale of trade notes to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and the risks and benefits over the receivables are substantially transferred, for which reason the trade notes are derecognized. At March 31, 2020, total amount of the operation was R$1.6 billion in the parent company and R$2.4 billion in the Consolidated.

| | Note | Consolidated | | Parent Company | |
|---|---|---|---|---|---|
| | | Mar/2020 | Dec/2019 | Mar/2020 | Dec/2019 |
| Customers | | | | | |
| Domestic market | | | | | |
| Third parties | | 1,313,116 | 1,049,412 | 1,247,904 | 984,432 |
| Related parties | 7 | 87,716 | 8,814 | 108,791 | 17,261 |
| | | 1,400,832 | 1,058,226 | 1,356,695 | 1,001,693 |
| Foreign market | | | | | |
| Third parties | | 1,718,358 | 1,477,748 | 470,619 | 353,487 |
| Related parties | 7 | | | 478,084 | 744,999 |
| | | 1,718,358 | 1,477,748 | 948,703 | 1,098,486 |
| Allowance for doubtful accounts | (i) | (247,591) | (229,323) | (228,678) | (215,136) |
| Total | | **2,871,599** | **2,306,651** | **2,076,720** | **1,885,043** |
| | | | | | |
| Current assets | | 2,849,057 | 2,285,750 | 2,058,760 | 1,864,142 |
| Non-current assets | | 22,542 | 20,901 | 17,960 | 20,901 |
| Total | | **2,871,599** | **2,306,651** | **2,076,720** | **1,885,043** |

**All amounts in thousands, except as otherwise stated**

(i) The following table shows the Company's expected credit loss for each stage:

| | | | | Consolidated | | Parent Company |
|---|---|---|---|---|---|---|
| | | Estimated loss percentage | Trade accounts receivable | Allowance for doubtful accounts | Trade accounts receivable | Allowance for doubtful accounts |
| | Operation risk 1 | Minimum risk | 2,289,728 | | 1,769,657 | |
| Stage 1 | Operation risk 2 | Minimum risk | 99,009 | | | |
| (Performing) | Operation risk 3 | 0.80% | 336,206 | 2,706 | 184,117 | 1,464 |
| | Operation risk 4 | 1.65% | 126,874 | 2,096 | 117,966 | 1,941 |
| | | | **2,851,817** | **4,802** | **2,071,740** | **3,405** |
| | Operation risk 1 and 2 | Minimum risk | 7,875 | | | |
| Stage 2 | Operation risk 3 and 4 | 20% | 9,378 | 1,876 | 512 | 102 |
| (Significant Increase in | 1st Renegotiation lower than or equal to 24 months | 25% | 6,755 | 1,689 | 6,755 | 1,689 |
| Loss Risk) | 2nd Renegotiation | 75% | 50 | 38 | 50 | 38 |
| | Between 90 and 180 days | 30% | 5,897 | 1,769 | 4,138 | 1,241 |
| | | | **29,955** | **5,372** | **11,455** | **3,070** |
| Stage 3 | Operation risk 5 | 100% | 7,851 | 7,851 | 7,851 | 7,851 |
| (No payment performance | Above 180 days | 100% | 15,197 | 15,197 | 11,313 | 11,313 |
| - Indicative of impairment) | Legal | 100% | 214,370 | 214,370 | 203,039 | 203,039 |
| | | | **237,418** | **237,418** | **222,203** | **222,203** |
| **Total** | | | **3,119,190** | **247,591** | **2,305,398** | **228,678** |

## 6 Inventories

The information on inventories was presented in the 2019 annual financial statements of the Company, in Note 8.

| | | Consolidated | | Parent company |
|---|---|---|---|---|
| | **Mar/2020** | **Dec/2019** | **Mar/2020** | **Dec/2019** |
| Finished goods | 5,102,783 | 4,634,192 | 3,265,975 | 3,131,021 |
| Raw materials, production inputs and packaging | 1,387,971 | 1,665,797 | 1,093,148 | 1,408,128 |
| Maintenance materials | 699,434 | 608,693 | 295,660 | 259,418 |
| Advances to suppliers | 96,828 | 68,382 | 84,102 | 53,321 |
| Imports in transit | 559,476 | 664,345 | 559,476 | 664,344 |
| Total | **7,846,492** | **7,641,409** | **5,298,361** | **5,516,232** |
| Current assets | 7,833,934 | 7,625,084 | 5,285,803 | 5,499,907 |
| Non-current assets | 12,558 | 16,325 | 12,558 | 16,325 |
| Total | **7,846,492** | **7,641,409** | **5,298,361** | **5,516,232** |

**All amounts in thousands, except as otherwise stated**

# 7 Related parties

The information concerning related parties was presented in the 2019 annual financial statements of the Company, in Note 9.

## (a) Consolidated

| | | | | | | | | Consolidated |
|---|---|---|---|---|---|---|---|---|
| | Balances at March 31, 2020 | | | | Balances at December 31, 2019 | | | |
| | Associates companies, Jointly-controlled investment and Related companies | | | | Associates companies, Jointly-controlled investment and Related companies | | | |
| **Balance sheet** | Odebrecht and subsidiaries and associates | Petrobras and subsidiaries | Other | Total | Odebrecht and subsidiaries and associates | Petrobras and subsidiaries | Other | Total |
| **Assets** | | | | | | | | |
| Current | | | | | | | | |
| Trade accounts receivable | | 86,751 | 965 | 87,716 | | 4,257 | 4,557 | 8,814 |
| Inventories | | 47,305 | | 47,305 | | 17,242 | | 17,242 |
| Dividends and interest on capital | | | 3,074 | 3,074 | | | 3,074 | 3,074 |
| **Total assets** | | **134,056** | **4,039** | **138,095** | | **21,499** | **7,631** | **29,130** |
| | | | | | | | | |
| **Liabilities** | | | | | | | | |
| Current | | | | | | | | |
| Trade payables | 12,534 | 112,253 | 8,994 | 133,781 | 12,402 | 133,759 | 9,819 | 155,980 |
| Payable notes | 58 | | | 58 | 58 | | | 58 |
| Other payables | | 618 | 2,478 | 3,096 | | 1,420 | 136 | 1,556 |
| | | | | | | | | |
| Non-current | | | | | | | | |
| Loan to non-controlling shareholders of Braskem Idesa | | | 3,148,546 | 3,148,546 | | | 2,395,887 | 2,395,887 |
| **Total liabilities** | **12,592** | **112,871** | **3,160,018** | **3,285,481** | **12,460** | **135,179** | **2,405,842** | **2,553,481** |

| | Three-month period ended March 31, 2020 | | | | Three-month period ended March 31, 2019 | | | |
|---|---|---|---|---|---|---|---|---|
| | Associates companies, Jointly-controlled investment and Related companies | | | | Associates companies, Jointly-controlled investment and Related companies | | | |
| | Odebrecht and subsidiaries and associates | Petrobras and subsidiaries | Other | Total | Odebrecht and subsidiaries and associates | Petrobras and subsidiaries | Other | Total |
| **Transactions** | | | | | | | | |
| Sales of products | | 104,118 | 124,251 | 228,369 | | 236,201 | 129,856 | 366,057 |
| Purchases of raw materials, finished goods services and utilities | 29,383 | 4,597,334 | 11,978 | 4,638,695 | 157,107 | 3,198,603 | | 3,355,710 |
| Financial income (expenses), net | (200) | (38) | (10) | (248) | 180 | (2) | (17) | 161 |
| Other income (expenses) | | | | | 100 | | | 100 |
| General and administrative expenses | | | | | | | | |
| Post-employment benefits plan ("EPE") | | | | | | | | |
| Private pension ("Vexty", new name of Odeprev) | | | 8,796 | 8,796 | | | 8,673 | 8,673 |

**All amounts in thousands, except as otherwise stated**

## (b) Parent Company

| | | | | | | | | | Balances at March 31, 2020 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Associates companies, Jointly-controlled investment and Associates companies | | | | | Related companies | | | SPE | |
| **Balance sheet** | Braskem Holanda | Braskem Holanda Inc | Braskem America | Braskem Argentina | Other | Odebrecht and subsidiaries and associates | Petrobras and subsidiaries | Other | FIM Júpiter and Netuno | Total |
| **Assets** | | | | | | | | | | |
| Current | | | | | | | | | | |
| Cash and equivalents | | | | | | | | | 899,889 | 899,889 |
| Financial investments | | | | | | | | | 1,917,063 | 1,917,063 |
| Trade accounts receivable | 405,110 | | 6,517 | 66,457 | 21,075 | | 86,751 | 965 | | 586,875 |
| Inventories | | | | | | | 47,305 | | | 47,305 |
| Dividends and interest on capital | | | | | 4,609 | | | 3,074 | | 7,683 |
| Related parties | | | | | | | | | | |
| Other receivables | | | 31 | 5 | 19,137 | | | | | 19,173 |
| Non-current | | | | | | | | | | |
| Financial investments | | | | | | | | | 1,183,930 | 1,183,930 |
| Related parties | | | | | | | | | | |
| Loan agreements | | | | | 1,384 | | | | | 1,384 |
| **Total assets** | **405,110** | | **6,548** | **66,462** | **46,205** | | **134,056** | **4,039** | **4,000,882** | **4,663,302** |
| **Liabilities** | | | | | | | | | | |
| Current | | | | | | | | | | |
| Trade payables | 7,540,835 | | 32 | | 16,259 | 14,130 | 112,253 | 8,994 | | 7,692,503 |
| Accounts payable to related parties | | | | | | | | | | |
| Advance to export | | 406,610 | 6,187 | | 36,438 | | | | | 449,235 |
| Other payables | 48,634 | | | | | 58 | | | | 48,692 |
| Other | 251 | | | 6 | 1 | | 618 | 2,478 | | 3,354 |
| Non-current | | | | | | | | | | |
| Accounts payable to related parties | | | | | | | | | | |
| Advance to export | | 28,087,487 | 431,492 | | 3,223,194 | | | | | 31,742,173 |
| **Total liabilities** | **7,589,720** | **28,494,097** | **437,711** | **6** | **3,275,892** | **14,188** | **112,871** | **11,472** | | **39,935,957** |

| | | | | | | | | | Three-month period ended March 31, 2020 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Associates companies, Jointly-controlled investment and Associates companies | | | | | Related companies | | | SPE | |
| | Braskem Holanda | Braskem Holanda Inc | Braskem America | Braskem Argentina | Other | Odebrecht and subsidiaries and associates | Petrobras and subsidiaries | Other | FIM Júpiter and Netuno | Total |
| **Transactions** | | | | | | | | | | |
| Sales of products | 700,623 | | 27,527 | 63,521 | 31,595 | | 104,118 | 124,251 | | 1,051,635 |
| Purchases of raw materials, finished products services and utilities | 1,677,867 | | 29 | | 51,529 | 29,373 | 4,597,334 | 11,978 | | 6,368,110 |
| Financial income (expenses), net | (1,783,100) | (6,612,934) | (101,204) | 14,382 | (756,797) | (200) | (38) | (10) | 39,661 | (9,200,240) |
| Other income (expenses) | | | | | | | | | | |
| General and administrative expenses - Vexty | | | | | | | | 8,796 | | 8,796 |

**All amounts in thousands, except as otherwise stated**

| | | | | | | | | | | | Balances at December 31, 2019 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Associates companies, Jointly-controlled investment and Associates companies | | | | | | | Related companies | | SPE | |
| **Balance sheet** | Braskem Inc. | Braskem Holanda | Braskem Holanda Inc | Braskem America | Braskem Argentina | Other | Odebrecht and subsidiaries and associates | Petrobras and subsidiaries | Other | FIM Júpiter and Netuno | Total |
| **Assets** | | | | | | | | | | | |
| Current | | | | | | | | | | | |
| Cash and equivalents | | | | | | | | | | 926,743 | 926,743 |
| Financial investments | | | | | | | | | | 1,588,426 | 1,588,426 |
| Trade accounts receivable | | 668,325 | | 20,297 | 56,377 | 8,447 | | 4,257 | 4,557 | | 762,260 |
| Inventories | | | | | | | | 17,242 | | | 17,242 |
| Dividends and interest on capital | | | | | | 4,609 | | | 3,074 | | 7,683 |
| Related parties | | | | | | | | | | | |
| Other receivables | | 2,101 | | 23,886 | 3 | 17,167 | | | | | 43,157 |
| Non-current | | | | | | | | | | | |
| Related parties | | | | | | | | | | | |
| Loan agreements | | | | | | 1,073 | | | | | 1,073 |
| **Total assets** | | **670,426** | | **44,183** | **56,380** | **31,296** | | **21,499** | **7,631** | **2,515,169** | **3,346,584** |
| **Liabilities** | | | | | | | | | | | |
| Current | | | | | | | | | | | |
| Trade payables | | 7,652,956 | | 8 | | 27,276 | 13,617 | 133,759 | 9,819 | | 7,837,435 |
| Accounts payable to related parties | | | | | | | | | | | |
| Advance to export | | | 630,025 | 11,171 | | 63,677 | | | | | 704,873 |
| Other payables | | 43,447 | | | | | 58 | | | | 43,505 |
| Other | | 11,375 | | 715 | 4 | 1 | | 1,420 | 136 | | 13,651 |
| Non-current | | | | | | | | | | | |
| Accounts payable to related parties | | | | | | | | | | | |
| Advance to export | | | 20,567,818 | 334,548 | | 2,095,964 | | | | | 22,998,330 |
| **Total liabilities** | | **7,707,778** | **21,197,843** | **346,442** | **4** | **2,186,918** | **13,675** | **135,179** | **9,955** | | **31,597,794** |

| | | | | | | | | | | | Three-month period ended March 31, 2019 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Associates companies, Jointly-controlled investment and Associates companies | | | | | | | Related companies | | SPE | |
| | Braskem Inc | Braskem Holanda | Braskem Holanda Inc | Braskem America | Braskem Argentina | Other | Odebrecht and subsidiaries and associates | Petrobras and subsidiaries | Other | FIM Júpiter and Netuno | Total |
| **Transactions** | | | | | | | | | | | |
| Sales of products | | 1,117,098 | | 223,914 | 51,100 | 40,582 | | 236,201 | 129,856 | | 1,798,751 |
| Purchases of raw materials, finished products services and utilities | | 2,978,408 | | 44 | | 40,413 | 157,101 | 3,198,603 | | | 6,374,569 |
| Financial income (expenses), net | 193 | (53,003) | (527,980) | (6,420) | 813 | 494 | 180 | (2) | (17) | 46,086 | (539,656) |
| Other income (expenses) | | | | | | | 100 | | | | 100 |
| General and administrative expenses - Vexty | | | | | | | | | 8,673 | | 8,673 |

All amounts in thousands, except as otherwise stated

## (c) New and/or renewed agreements with related companies

In the period ended March 31, 2020, the Company engaged in the following transactions with related parties:

(i) Sales of gasoline to Refinaria de Petróleo Riograndanse S.A. ("RPR") are negotiated monthly. Sales in the period amounted to R$38,589 (R$54,854 on March 31, 2019).

(ii) Braskem maintains agreements for the sale of gasoline to Petrobras Distribuidora S.A., which are renewed on a monthly basis. Sales in the period amounted to R$265,461 (R$214,263 on March 31, 2019).

(iii) In January 2020, Braskem entered into an agreement with Tenenge Montagem e Manutenção Ltda. ("Tenenge"), a subsidiary of Odebrecht S.A., to provide industrial maintenance services for shutdowns of large-scale equipment and occasional services on other types of equipment. This agreement has an estimated maximum value of R$669,000 and a term of seven years. The procurement of services rendered in the period amounted to R$1,040.

(iv) In February 2020, the Company signed the 5th amendment to the Polypropylene and Polyethylene thermoplastic resins sales agreement with Borealis. The agreement has an estimated maximum amount of R$1,260,000 and is valid through December 17, 2025. In the period, transactions amounted to R$57,821.

(v) In March 2020, the Company entered into a petroleum sales agreement with Petrobras. The agreement has an estimated maximum amount of R$76,161 and is valid for 30 days after its execution. In the period, transactions amounted to R$76,161.

## (d) Key management personnel

| | | Consolidated |
|---|---|---|
| **Statement of profit or loss transactions** | **Mar/2020** | **Mar/2019** |
| **Remuneration** | | |
| Short-term benefits | 17,772 | 17,461 |
| Post-employment benefit | 237 | 235 |
| Long term incentive plan | 183 | 1,500 |
| **Total** | **18,192** | **19,196** |

**All amounts in thousands, except as otherwise stated**

## 8 Taxes recoverable

The information on taxes recoverable was presented in the 2019 annual financial statements of the Company, in Note 10.

| | | Consolidated | | Parent Company | |
|---|---|---|---|---|---|
| | | Mar/2020 | Dec/2019 | Mar/2020 | Dec/2019 |
| **Parent Company and subsidiaries in Brazil** | | | | | |
| IPI | | 1,112 | 477 | 1,112 | 477 |
| Value-added tax on sales and services (ICMS) - normal operations | (a) | 270,535 | 255,945 | 269,578 | 254,949 |
| ICMS - credits from PP&E | | 163,406 | 166,824 | 163,237 | 166,655 |
| Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations | | 199 | 45,604 | | 45,405 |
| PIS and COFINS - credits from PP&E | | 340,083 | 316,973 | 340,083 | 316,973 |
| REINTEGRA program | (b) | 73,615 | 19,848 | 73,615 | 19,848 |
| Federal tax credits | (c) | 2,121,693 | 2,459,293 | 2,121,693 | 2,459,293 |
| Other | | 6,301 | 5,434 | 5,601 | 4,716 |
| **Foreign subsidiaries** | | | | | |
| Value-added tax ("IVA") | | 314,587 | 217,630 | | |
| Other | | 11,986 | 7,701 | | |
| Total | | **3,303,517** | **3,495,729** | **2,974,919** | **3,268,316** |
| Current assets | | 1,514,502 | 1,238,011 | 1,186,141 | 1,010,833 |
| Non-current assets | | 1,789,015 | 2,257,718 | 1,788,778 | 2,257,483 |
| Total | | **3,303,517** | **3,495,729** | **2,974,919** | **3,268,316** |

**All amounts in thousands, except as otherwise stated**

## 9 Investments

The information related to investments was presented in the Company's 2019 annual financial statements, in Note 11.

## (a) Information on investments

| | Interest in total and voting capital (%) | Adjusted net profit (loss) for the period | | Adjusted equity | |
|---|---|---|---|---|---|
| | Direct and indirect | Mar/2020 | Mar/2019 | Mar/2020 | Dec/2019 |
| **Subsidiaries** | | | | | |
| BM Insurance | 100.00 | 2,672 | (9,369) | 11,962 | 6,977 |
| Braskem Alemanha | 100.00 | 135,922 | 134,350 | 8,947,119 | 6,816,550 |
| Braskem America | 100.00 | 124,881 | 96,029 | 8,524,854 | 6,497,414 |
| Braskem America Finance | 100.00 | 394 | 104 | (4,353) | (3,674) |
| Braskem Argentina | 100.00 | 9,652 | 2,667 | 37,829 | 21,285 |
| Braskem Chile | 100.00 | 1,330 | 1,735 | 30,699 | 25,731 |
| Braskem Holanda | 100.00 | (671,808) | 546,237 | 12,629,347 | 10,750,359 |
| Braskem Holanda Finance | 100.00 | 1,969 | 49 | (287) | (1,656) |
| Braskem Holanda Inc | 100.00 | 5 | 727 | 12,433 | 9,657 |
| Braskem Finance | 100.00 | (163,570) | 16,506 | (538,601) | (375,031) |
| Braskem Idesa | 75.00 | (1,652,259) | (56,534) | (7,828,034) | (4,110,619) |
| Braskem Idesa Serviços | 75.00 | (3,970) | (3,121) | 29,911 | 34,372 |
| Braskem Inc. | 100.00 | 70,188 | 32 | 263,521 | 193,333 |
| Braskem México | 100.00 | 52,994 | (697) | 303,896 | 241,395 |
| Braskem México Sofom | 100.00 | (1,015) | (26,809) | 44,997 | 35,640 |
| Braskem México Serviços | 100.00 | (1) | 12 | 41 | 41 |
| Cetrel | 63.70 | 8,618 | 8,409 | 248,438 | 239,820 |
| DAC | 63.70 | 6,147 | 7,928 | 108,937 | 102,790 |
| Lantana | 100.00 | (314) | (6) | (1,396) | (1,082) |
| **Jointly-controlled investment** | | | | | |
| RPR | 33.20 | (26,249) | (3,779) | 74,309 | 93,025 |
| **Associate** | | | | | |
| Borealis | 20.00 | 3,949 | 5,290 | 168,034 | 164,086 |

All amounts in thousands, except as otherwise stated

## (b) Changes in investments – Parent Company

| | Subsidiaries and jointly-controlled investment | | | |
|---|---|---|---|---|
| | Domestic subsidiaries | Foreign subsidiaries | Domestic associate | Total |
| **Balance at December 31, 2019** | **183,646** | **11,547,159** | **32,817** | **11,763,622** |
| Equity of investments | | | | |
| Effect on profit or loss | (3,227) | (527,278) | 790 | (529,715) |
| Adjustment of profit in inventories | | (73,883) | | (73,883) |
| Equity valuation adjustments | 2,501 | (1,423,851) | | (1,421,350) |
| Currency translation adjustments | | 4,108,359 | | 4,108,359 |
| **Balance at March 31, 2020** | **182,920** | **13,630,506** | **33,607** | **13,847,033** |

## (c) Equity accounting results

| | Parent company | |
|---|---|---|
| | Mar/2020 | Mar/2019 |
| Equity in results of subsidiaries, associate and jointly-controlled | (603,598) | 521,675 |
| Reversal (provision) for losses on subsidiaries | (163,872) | 16,500 |
| Dividends received / other | 141 | |
| | **(767,329)** | **538,175** |

**All amounts in thousands, except as otherwise stated**

## (d) Impact on the consolidation of Braskem Idesa

In compliance with IFRS 12 and CPC 45, the Company is presenting the financial statements of the subsidiary in which the non-controlling shareholder holds interest, and the material effects on the Company's consolidated statements.

| Balance sheet | Consolidated Braskem without the effect of Braskem Idesa consolidated | | Braskem Idesa consolidated (i) | | Eliminations | | Consolidated | |
|---|---|---|---|---|---|---|---|---|
| | Mar/2020 | Dec/2020 | Mar/2020 | Dec/2020 | Mar/2020 | Dec/2020 | Mar/2020 | Dec/2020 |
| **Assets** | | | | | | | | |
| **Curent** | | | | | | | | |
| Cash and cash equivalents | 8,929,395 | 5,786,645 | 1,126,485 | 1,017,235 | | | 10,055,880 | 6,803,880 |
| Financial investments | 2,291,518 | 1,687,504 | | | | | 2,291,518 | 1,687,504 |
| Trade accounts receivable | 2,421,062 | 1,973,414 | 554,979 | 331,838 | (126,984) | (19,502) | 2,849,057 | 2,285,750 |
| Inventories | 7,196,967 | 7,028,641 | 636,967 | 596,443 | | | 7,833,934 | 7,625,084 |
| Taxes recoverable | 1,299,471 | 1,084,055 | 215,031 | 153,956 | | | 1,514,502 | 1,238,011 |
| Income tax and social contribution | 487,816 | 439,933 | | | | | 487,816 | 439,933 |
| Derivatives | 10 | 4,712 | | | | | 10 | 4,712 |
| Judicial deposits | | 2,571,683 | | | | | | 2,571,683 |
| Other receivables | 370,343 | 393,593 | 374,676 | 339,404 | | | 745,019 | 732,997 |
| | **22,996,582** | **20,970,180** | **2,908,138** | **2,438,876** | **(126,984)** | **(19,502)** | **25,777,736** | **23,389,554** |
| **Non-current** | | | | | | | | |
| Taxes recoverable | 1,788,947 | 2,257,652 | 68 | 66 | | | 1,789,015 | 2,257,718 |
| Income tax and social contribution | 241,439 | 239,847 | | | | | 241,439 | 239,847 |
| Deferred tax | 5,492,772 | 1,713,837 | 2,515,522 | 948,759 | | | 8,008,294 | 2,662,596 |
| Related parties | 8,790,581 | 6,729,486 | | | (ii) (8,790,581) | (6,729,486) | | |
| Derivatives | 1,421 | 17,877 | | | | | 1,421 | 17,877 |
| Judicial deposits | 228,565 | 1,508,880 | | | | | 228,565 | 1,508,880 |
| Other receivables | 1,257,522 | 369,137 | 638 | 505 | | | 1,258,160 | 369,642 |
| Property, plant and equipment | 22,241,234 | 20,488,870 | 12,804,342 | 12,537,615 | (iii) (724,678) | (711,304) | 34,320,898 | 32,315,181 |
| Intangible | 2,573,319 | 2,568,347 | 200,818 | 193,741 | | | 2,774,137 | 2,762,088 |
| Right of use of assets | 2,484,237 | 2,309,506 | 293,147 | 296,148 | | | 2,777,384 | 2,605,654 |
| | **45,100,037** | **38,203,439** | **15,814,535** | **13,976,834** | **(9,515,259)** | **(7,440,790)** | **51,399,313** | **44,739,483** |
| **Total assets** | **68,096,619** | **59,173,619** | **18,722,673** | **16,415,710** | **(9,642,243)** | **(7,460,292)** | **77,177,049** | **68,129,037** |
| **Liabilities and shareholders' equity** | | | | | | | | |
| **Current** | | | | | | | | |
| Trade payables | 9,700,317 | 8,903,168 | 294,594 | 233,323 | (126,984) | (19,502) | 9,867,927 | 9,116,989 |
| Borrowings | 2,059,433 | 774,924 | | | | | 2,059,433 | 774,924 |
| Debentures | 53,400 | 46,666 | | | | | 53,400 | 46,666 |
| Braskem Idesa Borrowings | | | 1,092,891 | 744,408 | | | 1,092,891 | 744,408 |
| Payroll and related charges | 487,093 | 598,147 | 21,391 | 25,576 | | | 508,484 | 623,723 |
| Taxes payable | 434,747 | 306,453 | 17,301 | 16,433 | | | 452,048 | 322,886 |
| Income tax and social contribution | 135,179 | 34,856 | | | | | 135,179 | 34,856 |
| Lease | 711,943 | 619,217 | 72,476 | 57,074 | | | 784,419 | 676,291 |
| Provision - geological event in Alagoas | 1,715,919 | 1,450,476 | | | | | 1,715,919 | 1,450,476 |
| Other financial liabilities | 390,879 | 516,933 | | | | | 390,879 | 516,933 |
| Other payables | 2,731,511 | 1,798,865 | 139,516 | 109,143 | | | 2,871,027 | 1,908,008 |
| | **18,420,421** | **15,049,705** | **1,638,169** | **1,185,957** | **(126,984)** | **(19,502)** | **19,931,606** | **16,216,160** |
| **Non-current** | | | | | | | | |
| Loan agreements | 36,568,540 | 28,242,052 | | | | | 36,568,540 | 28,242,052 |
| Braskem Idesa Borrowings | | | 11,810,320 | 9,237,318 | | | 11,810,320 | 9,237,318 |
| Debentures | 217,280 | 227,901 | | | | | 217,280 | 227,901 |
| Accounts payable to related parties | | | 8,814,177 | 6,714,236 | (ii) (8,814,177) | (6,714,236) | | |
| Loan to non-controlling shareholders of Braskem Idesa | | | (v) 3,148,546 | 2,395,887 | | | 3,148,546 | 2,395,887 |
| Deferred income tax and social contribution | 396,185 | 273,036 | | | | | 396,185 | 273,036 |
| Provision for losses on subsidiaries | 5,871,026 | 3,082,173 | | | (iv) (5,871,026) | (3,082,173) | | |
| Lease | 2,053,791 | 1,767,314 | 295,852 | 233,291 | | | 2,349,643 | 2,000,605 |
| Provision - geological event in Alagoas | 1,461,879 | 1,932,591 | | | | | 1,461,879 | 1,932,591 |
| Other payables | 4,017,464 | 3,625,695 | 142,561 | 33,086 | | | 4,160,025 | 3,658,781 |
| | **50,586,165** | **39,150,762** | **24,211,456** | **18,613,818** | **(14,685,203)** | **(9,796,409)** | **60,112,418** | **47,968,171** |
| **Shareholders' equity (net capital deficiency)** | | | | | | | | |
| Attributable to the Company's shareholders | (1,000,158) | 4,886,089 | (7,126,952) | (3,384,065) | 7,126,952 | 3,383,274 | (1,000,158) | 4,885,298 |
| Non-controlling interest in subsidiaries | 90,191 | 87,063 | | | (1,957,008) | (1,027,655) | (1,866,817) | (940,592) |
| | **(909,967)** | **4,973,152** | **(7,126,952)** | **(3,384,065)** | **5,169,944** | **2,355,619** | **(2,866,975)** | **3,944,706** |
| **Total liabilities and shareholders' equity (net capital deficiency)** | **68,096,619** | **59,173,619** | **18,722,673** | **16,415,710** | **(9,642,243)** | **(7,460,292)** | **77,177,049** | **68,129,037** |

(i) Consolidation of Braskem Idesa with its direct subsidiary Braskem Idesa Serviços.

(ii) Loan from Braskem Holanda as part of shareholders' contribution to the Braskem Idesa project.

(iii) Adjustment corresponding to the capitalization of a portion of financial charges of the abovementioned loan.

(iv) Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.

(v) Loan payable, maturing December 2029 and 7% p.a., to the non-controlling shareholder. These proceeds were used by Braskem Idesa to fund its construction project.

All amounts in thousands, except as otherwise stated

Statement of profit or loss

| | Consolidated Braskem Ex consolidated Braskem Idesa | | Braskem Idesa consolidated | | Eliminations | | Consolidated | |
|---|---|---|---|---|---|---|---|---|
| | Mar/2020 | Mar/2019 | Mar/2020 | Mar/2019 | Mar/2020 | Mar/2019 | Mar/2020 | Mar/2019 |
| **Net revenue** | **12,072,584** | **12,354,061** | **769,516** | **751,790** | **(217,455)** | **(127,898)** | **12,624,645** | **12,977,953** |
| Cost of products sold | (11,056,692) | (10,756,922) | (626,433) | (647,289) | 231,828 | 140,556 | (11,451,297) | (11,263,655) |
| | **1,015,892** | **1,597,139** | **143,083** | **104,501** | **14,373** | **12,658** | **1,173,348** | **1,714,298** |
| **Income (expenses)** | | | | | | | | |
| Selling and distribution | (381,185) | (394,420) | (58,667) | (53,222) | | | (439,852) | (447,642) |
| (Loss) reversals for impairment of trade accounts receivable | (2,935) | (16,511) | (685) | | | | (3,620) | (16,511) |
| General and administrative | (418,400) | (399,971) | (46,136) | (30,957) | 33 | | (464,503) | (430,928) |
| Research and development | (55,486) | (54,853) | | | | | (55,486) | (54,853) |
| Results from equity investments | (1,246,973) | (45,779) | | | 1,239,195 | 42,401 | (7,778) | (3,378) |
| Other income | 175,273 | 1,706,808 | 31,567 | 140,414 | | | 206,840 | 1,847,222 |
| Other expenses | (27,975) | (470,068) | (4,052) | (23,070) | | | (32,027) | (493,138) |
| | **(941,789)** | **1,922,345** | **65,110** | **137,666** | **1,253,601** | **55,059** | **376,922** | **2,115,070** |
| **Financial results** | | | | | | | | |
| Financial expenses | (975,463) | (683,194) | (345,666) | (289,650) | 95,287 | 73,507 | (1,225,842) | (899,337) |
| Financial income | 244,163 | 282,926 | 46,618 | 16,352 | (95,287) | (73,507) | 195,494 | 225,771 |
| Exchange rate variations, net | (3,080,917) | (279,130) | (2,177,760) | 44,842 | 35,147 | (14,926) | (5,223,530) | (249,214) |
| | **(3,812,217)** | **(679,398)** | **(2,476,808)** | **(228,456)** | **35,147** | **(14,926)** | **(6,253,878)** | **(922,780)** |
| **Profit (loss) before income tax and social contribution** | **(4,754,006)** | **1,242,947** | **(2,411,698)** | **(90,790)** | **1,288,748** | **40,133** | **(5,876,956)** | **1,192,290** |
| IR and CSL - current and deferred | 1,108,120 | (311,641) | 709,885 | 36,523 | | | 1,818,005 | (275,118) |
| | **1,108,120** | **(311,641)** | **709,885** | **36,523** | | | **1,818,005** | **(275,118)** |
| **Profit (loss)for the period** | **(3,645,886)** | **931,306** | **(1,701,813)** | **(54,267)** | **1,288,748** | **40,133** | **(4,058,951)** | **917,172** |

All amounts in thousands, except as otherwise stated

| Statement of cash flows | Consolidated Braskem Ex consolidated Braskem Idesa | | Braskem Idesa consolidated | | Eliminations | | Consolidated | |
|---|---|---|---|---|---|---|---|---|
| | Mar/2020 | Mar/2019 | Mar/2020 | Mar/2019 | Mar/2020 | Mar/2019 | Mar/2020 | Mar/2019 |
| Profit (loss) before income tax and social contribution | (4,754,006) | 1,242,947 | (2,411,698) | (90,790) | 1,288,748 | 40,133 | (5,876,956) | 1,192,290 |
| Adjustments for reconciliation of profit (loss) | | | | | | | | |
| Depreciation, amortization and depletion | 724,584 | 647,285 | 263,311 | 227,080 | (14,406) | (12,658) | 973,489 | 861,707 |
| Results from equity investments | 1,246,973 | 45,779 | | | (1,239,195) | (42,401) | 7,778 | 3,378 |
| Interest and monetary and exchange variations, net | 5,616,413 | 539,507 | 2,113,806 | 224,743 | (35,147) | 14,926 | 7,695,072 | 779,176 |
| Reversal of provisions | (4,590) | (352,843) | | | | | (4,590) | (352,843) |
| Provision - geological event in Alagoas | (55,393) | | | | | | (55,393) | |
| PIS and COFINS credits - exclusion of ICMS from the calculation basis | | (1,707,861) | | | | | | (1,707,861) |
| Loss (reversals) for impairment of trade accounts receivable | 3,620 | 16,511 | | | | | 3,620 | 16,511 |
| Provision for losses and write-offs of long-lived assets | 1,999 | 2,796 | | 43 | | | 1,999 | 2,839 |
| | **2,779,600** | **843,998** | **(34,581)** | **361,076** | | | **2,745,019** | **1,205,074** |
| Changes in operating working capital | | | | | | | | |
| Other financial assets | 3,746,107 | | | | | | 3,746,107 | |
| Financial investments | (1,455,264) | 668,762 | | | | | (1,455,264) | 668,762 |
| Trade accounts receivable | (175,552) | (55,212) | (211,498) | 179,376 | 107,482 | (122,986) | (279,568) | 1,178 |
| Inventories | 305,028 | 369,115 | (16,095) | (4,476) | | | 288,933 | 364,639 |
| Taxes recoverable | 552,050 | 500,769 | (46,239) | (930) | | | 505,811 | 499,839 |
| Prepaid expenses | 26,980 | (23,531) | 50,163 | 24,886 | | | 77,143 | 1,355 |
| Other receivables | 124,549 | (35,888) | (29,466) | (104,828) | | | 95,083 | (140,716) |
| Trade payables | (2,884,831) | (224,449) | 53,925 | 13,762 | (107,482) | 122,986 | (2,938,388) | (87,701) |
| Taxes payable | (147,463) | (366,097) | (50,588) | (15,790) | | | (198,051) | (381,887) |
| Advances from customers | 351,297 | 111,727 | (4,081) | 13,177 | | | 347,216 | 124,904 |
| Leniency agreement | (257,256) | (278,034) | | | | | (257,256) | (278,034) |
| Sundry provisions | (61,235) | (28,374) | (14,325) | (7,065) | | | (75,560) | (35,439) |
| Other payables | (529,409) | (283,680) | 664,441 | (16,205) | | | 135,032 | (299,885) |
| **Cash generated (used) from operations** | **2,374,601** | **1,199,106** | **361,656** | **442,983** | | | **2,736,257** | **1,642,089** |
| Interest paid | (466,705) | (379,900) | (99,824) | (154,425) | | | (566,529) | (534,325) |
| Income tax and social contribution paid | (26,359) | (63,011) | (1,952) | (454) | | | (28,311) | (63,465) |
| **Net cash generated (used) by operating activities** | **1,881,537** | **756,195** | **259,880** | **288,104** | | | **2,141,417** | **1,044,299** |
| Proceeds from the sale of fixed assets and intangible assets | 3,003 | 69 | | | | | 3,003 | 69 |
| Acquisitions to property, plant and equipment and intangible assets | (879,845) | (447,228) | (25,418) | (8,871) | | | (905,263) | (456,099) |
| **Net cash used in investing activities** | **(876,842)** | **(447,159)** | **(25,418)** | **(8,871)** | | | **(902,260)** | **(456,030)** |
| Short-term and long-term debt | | | | | | | | |
| Acquired | 1,929,938 | 298,187 | | | | | 1,929,938 | 298,187 |
| Payments | (524,990) | (63,898) | | | | | (524,990) | (63,898) |
| Braskem Idesa borrowings | | | | | | | | |
| Payments | | | (167,898) | (211,767) | | | (167,898) | (211,767) |
| Lease | (160,652) | (82,426) | (6,739) | (14,146) | | | (167,391) | (96,572) |
| Dividends paid | (37) | (22) | | | | | (37) | (22) |
| Other financial liabilities | (133,614) | | | | | | (133,614) | |
| **Cash generated (used) in financing activities** | **1,110,645** | **151,841** | **(174,637)** | **(225,913)** | | | **936,008** | **(74,072)** |
| Exchange variation on cash of foreign subsidiaries | 1,027,410 | 28,952 | 49,425 | 13,240 | | | 1,076,835 | 42,192 |
| **Increase in cash and cash equivalents** | **3,142,750** | **489,829** | **109,250** | **66,560** | | | **3,252,000** | **556,389** |
| Represented by | | | | | | | | |
| Cash and cash equivalents at the beginning for the period | 5,786,645 | 4,584,280 | 1,017,235 | 963,357 | | | 6,803,880 | 5,547,637 |
| Cash and cash equivalents at the end for the period | 8,929,395 | 5,074,109 | 1,126,485 | 1,029,917 | | | 10,055,880 | 6,104,026 |
| **Increase in cash and cash equivalents** | **3,142,750** | **489,829** | **109,250** | **66,560** | | | **3,252,000** | **556,389** |

**All amounts in thousands, except as otherwise stated**

## 10 Property, plant and equipment

The information on property, plant and equipment was presented in the Company's 2019 annual financial statements, in Note 12.

| | | | | | | Consolidated |
|---|---|---|---|---|---|---|
| | | | Mar/2020 | | | Dec/2019 |
| | Cost | Accumulated depreciation/ depletion | Net | Cost | Accumulated depreciation/ depletion | Net |
| Land | 665,463 | | 665,463 | 613,807 | | 613,807 |
| Buildings and improvements | 7,301,835 | (2,644,184) | 4,657,651 | 7,064,972 | (2,492,705) | 4,572,267 |
| Machinery, equipment and installations | 45,929,018 | (25,751,482) | 20,177,536 | 44,439,196 | (24,789,920) | 19,649,276 |
| Projects and stoppage in progress | 8,330,908 | | 8,330,908 | 7,009,473 | | 7,009,473 |
| Other | 1,816,402 | (1,327,062) | 489,340 | 1,726,026 | (1,255,668) | 470,358 |
| **Total** | **64,043,626** | **(29,722,728)** | **34,320,898** | **60,853,474** | **(28,538,293)** | **32,315,181** |

| | | | | | | Parent company |
|---|---|---|---|---|---|---|
| | | | Mar/2020 | | | Dec/2019 |
| | Cost | Accumulated depreciation/ depletion | Net | Cost | Accumulated depreciation/ depletion | Net |
| Land | 356,768 | | 356,768 | 356,778 | | 356,778 |
| Buildings and improvements | 1,914,950 | (1,186,227) | 728,723 | 1,933,982 | (1,192,132) | 741,850 |
| Machinery, equipment and installations | 31,406,266 | (21,214,846) | 10,191,420 | 31,190,776 | (20,997,843) | 10,192,933 |
| Projects and stoppage in progress | 3,720,025 | | 3,720,025 | 3,760,656 | | 3,760,656 |
| Other | 1,252,326 | (970,189) | 282,137 | 1,243,406 | (953,466) | 289,940 |
| **Total** | **38,650,335** | **(23,371,262)** | **15,279,073** | **38,485,598** | **(23,143,441)** | **15,342,157** |

Capitalized charges in the three-month period ended March 31, 2020 was R$68,659 in Consolidated and R$23,522 in Parent company (for the period ended March 31, 2019 was R$44,699 in Consolidated and R$18,523 in the Parent company)

## 11 Intangible assets

The information on intangible assets was presented in the 2019 annual financial statements of the Company, in Note 13.

| | | | | | | Consolidated |
|---|---|---|---|---|---|---|
| | | | Mar/2020 | | | Dec/2019 |
| | Cost | Accumulated amortization | Net | Cost | Accumulated amortization | Net |
| Goodwill based on future profitability | 3,187,678 | (1,128,804) | 2,058,874 | 3,187,678 | (1,128,804) | 2,058,874 |
| Trademarks and patents | 466,222 | (209,618) | 256,604 | 451,415 | (199,800) | 251,615 |
| Software and use rights | 925,880 | (641,380) | 284,500 | 874,159 | (602,223) | 271,936 |
| Contracts with customers and suppliers | 392,180 | (218,021) | 174,159 | 392,180 | (212,517) | 179,663 |
| **Total** | **4,971,960** | **(2,197,823)** | **2,774,137** | **4,905,432** | **(2,143,344)** | **2,762,088** |

All amounts in thousands, except as otherwise stated

| | | | | | | Parent company |
|---|---|---|---|---|---|---|
| | | | Mar/2020 | | | Dec/2019 |
| | Cost | Accumulated amortization | Net | Cost | Accumulated amortization | Net |
| Goodwill based on future profitability | 3,187,678 | (1,128,805) | 2,058,873 | 3,187,678 | (1,128,805) | 2,058,873 |
| Trademarks and patents | 251,118 | (174,526) | 76,592 | 251,118 | (173,286) | 77,832 |
| Software and use rights | 695,140 | (490,005) | 205,135 | 690,249 | (485,438) | 204,811 |
| Contracts with customers and suppliers | 392,181 | (218,021) | 174,160 | 392,181 | (212,517) | 179,664 |
| **Total** | **4,526,117** | **(2,011,357)** | **2,514,760** | **4,521,226** | **(2,000,046)** | **2,521,180** |

The amortization in the three-month period ended March 31, 2020 was R$17,077 in Consolidated and R$11,311 in the Parent company (for the period ended March 31, 2019 was R$14,440 in Consolidated and R$10,611 in the Parent company).

## 12 Right-of-use assets and Lease Liability

The information on right-of-use assets and lease liability was presented in the 2019 annual financial statements of the Company, in Note 14.

### (a) Right-of-use assets

| | | | | | | Consolidated |
|---|---|---|---|---|---|---|
| | | | Mar/2020 | | | Dec/2019 |
| | Cost | Depreciation | Net | Cost | Depreciation | Net |
| Buildings and constructions | 281,719 | (48,258) | 233,461 | 235,828 | (23,658) | 212,170 |
| Computer equipment and goods | 15,563 | (3,907) | 11,656 | 13,692 | (1,169) | 12,523 |
| Machinery and equipment | 973,851 | (151,005) | 822,846 | 880,915 | (137,667) | 743,248 |
| Ships | 1,050,226 | (218,166) | 832,060 | 1,057,165 | (191,778) | 865,387 |
| Rail cars | 1,089,577 | (239,683) | 849,894 | 909,155 | (163,115) | 746,040 |
| Vehicles | 37,476 | (13,690) | 23,786 | 36,834 | (10,548) | 26,286 |
| Land | 3,897 | (216) | 3,681 | | | |
| **Total** | **3,452,309** | **(674,925)** | **2,777,384** | **3,133,589** | **(527,935)** | **2,605,654** |

| | | | | | | Parent company |
|---|---|---|---|---|---|---|
| | | | Mar/2020 | | | Dec/2019 |
| | Cost | Depreciation | Net | Cost | Depreciation | Net |
| Buildings and constructions | 94,441 | (23,012) | 71,429 | 94,425 | (7,119) | 87,306 |
| Computer equipment and goods | 13,539 | (3,337) | 10,202 | 26,636 | (719) | 25,917 |
| Machinery and equipment | 954,340 | (144,934) | 809,406 | 844,043 | (133,325) | 710,718 |
| Ships | 861,534 | (197,200) | 664,334 | 906,495 | (191,778) | 714,717 |
| Vehicles | 32,006 | (10,755) | 21,251 | 31,805 | (8,586) | 23,219 |
| Land | 3,897 | (216) | 3,681 | | | |
| **Total** | **1,959,757** | **(379,454)** | **1,580,303** | **1,903,404** | **(341,527)** | **1,561,877** |

All amounts in thousands, except as otherwise stated

## (b) Lease Liability

| | Consolidated | Parent Company |
|---|---|---|
| **Balance at December 31, 2019** | **2,676,896** | **1,621,778** |
| Acquired | 159,568 | 145,307 |
| Interests and monetary and exchange variations, net | 307,757 | 221,308 |
| Currancy translation adjustments | 207,501 | |
| Payments | (167,391) | (116,707) |
| Interest paid | (50,269) | (35,601) |
| **Balance at March 31, 2020** | **3,134,062** | **1,836,085** |
| Current liability | 784,419 | 497,414 |
| Non-current liability | 2,349,643 | 1,338,671 |
| **Total** | **3,134,062** | **1,836,085** |

## 13 Trade account payables

| | | Consolidated | | Parent company | |
|---|---|---|---|---|---|
| | Note | Mar/2020 | Dec/2019 | Mar/2020 | Dec/2019 |
| Trade payables: | | | | | |
| Domestic market | | | | | |
| Third parties | | 986,689 | 1,081,076 | 979,607 | 1,053,680 |
| Related parties | 7 | 133,781 | 155,980 | 151,636 | 184,471 |
| | | 1,120,470 | 1,237,056 | 1,131,243 | 1,238,151 |
| Foreign market | | | | | |
| Third parties | (i) | 8,820,810 | 7,964,536 | 259,273 | 402,527 |
| Related parties | 7 | | | 7,540,867 | 7,652,964 |
| | | 8,820,810 | 7,964,536 | 7,800,140 | 8,055,491 |
| Present value adjustment - foreign market | (ii) | (64,266) | (80,766) | (59,585) | (81,935) |
| | | **9,877,014** | **9,120,826** | **8,871,798** | **9,211,707** |
| Current liabilities | | 9,867,927 | 9,116,989 | 8,862,711 | 9,207,870 |
| Non-current liabilities | | 9,087 | 3,837 | 9,087 | 3,837 |
| | | **9,877,014** | **9,120,826** | **8,871,798** | **9,211,707** |

(i) Considers R$7.5 billion (R$6.7 billion in 2019) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries.

(ii) The rate for calculating the Present Value Adjustment (PVA) applied to the external market payments with terms equal to or longer than 90 day is calculated based on the average rate for lengthening the term of trade payables.

**All amounts in thousands, except as otherwise stated**

## 14 Borrowings

The information on borrowings was presented in the 2019 annual financial statements of the Company, in Note 16.

## (a) Borrowings (i)

| | Annual financial charges | Consolidated Mar/2020 | Dec/2019 |
|---|---|---|---|
| **Foreign currency** | | | |
| Bonds | US dollar exchange variation + interest between 3.50 and 7.38 | 31,657,570 | 24,583,325 |
| Advances on exchange contracts | US dollar exchange variation + 4.29 | 1,118,727 | |
| Export prepayment | US dollar exchange variation + semiannual Libor + 1.61 | 545,904 | 457,712 |
| Export prepayment | US dollar exchange variation + quartely Libor + 1.75 | 523,056 | 405,581 |
| Investments | US dollar exchange variation + semiannual Libor + 0.65 | 997,038 | 751,376 |
| Other | US dollar exchange variation + semiannual Libor + interest between -1.00 and 1.65 | 3,030,821 | 1,952,667 |
| Transactions costs | | (597,848) | (499,194) |
| | | 37,275,268 | 27,651,467 |
| Current liabilities | | 1,969,470 | 676,831 |
| Non-current liabilities | | 35,305,798 | 26,974,636 |
| Total | | 37,275,268 | 27,651,467 |
| **Local currency** | | | |
| Export credit notes | 100.00 of CDI + 0.70 | 400,137 | 405,642 |
| Commercial notes | 100.00 of CDI + 0.85 | 561,082 | 554,307 |
| BNDES | 4.00 | 15,383 | 19,998 |
| BNDES | IPCA + 6.04 | 273,548 | 270,520 |
| BNB/ FINEP/ FUNDES/FINISA/FINAME | 3.69 | 65,880 | 78,776 |
| FINAME | TLP + 6.00 | 266 | 324 |
| BNB-FNE (Fundo Constitucional de Financiamentos do Nordeste) | IPCA + interest between 2.39 and 2.78 | 5,463 | 5,582 |
| Fundo de Desenvolvimento do Nordeste (FDNE) | 6.50 | 32,661 | 32,152 |
| Other | 19.14 | 209 | 237 |
| Transactions costs | | (1,924) | (2,029) |
| | | 1,352,705 | 1,365,509 |
| Current liabilities | | 89,963 | 98,093 |
| Non-current liabilities | | 1,262,742 | 1,267,416 |
| Total | | 1,352,705 | 1,365,509 |
| **Foreign currency and local currency** | | | |
| Current liabilities | | 2,059,433 | 774,924 |
| Non-current liabilities | | 36,568,540 | 28,242,052 |
| Total | | 38,627,973 | 29,016,976 |

| | Parent company Mar/2020 | Dec/2019 |
|---|---|---|
| **Foreign currency** | | |
| Current liabilities | 1,227,525 | 50,511 |
| Non-current liabilities | 2,868,411 | 2,242,880 |
| | 4,095,936 | 2,293,391 |
| **Local currency** | | |
| Current liabilities | 87,624 | 95,884 |
| Non-current liabilities | 1,254,946 | 1,259,028 |
| | 1,342,570 | 1,354,912 |
| **Foreign currency and local currency** | | |
| Current liabilities | 1,315,149 | 146,395 |
| Non-current liabilities | 4,123,357 | 3,501,908 |
| Total | 5,438,506 | 3,648,303 |

(i) At March 31, 2020, the Company complied with all covenants.

**All amounts in thousands, except as otherwise stated**

## (b) Payment schedule

The maturity profile of the long-term amounts is as follows:

| | | Consolidated |
|---|---|---|
| | Mar/2020 | Dec/2019 |
| 2021 | 420,751 | 380,324 |
| 2022 | 1,984,112 | 1,549,976 |
| 2023 | 1,756,452 | 1,416,730 |
| 2024 | 5,515,244 | 4,418,409 |
| 2025 | 990,048 | 369,725 |
| 2026 | 445,882 | 350,320 |
| 2027 | 378,342 | 297,382 |
| 2028 | 6,850,024 | 5,314,976 |
| 2029 | 84,347 | 71,326 |
| 2030 | 7,759,945 | 6,068,078 |
| 2031 and thereafter | 10,383,393 | 8,004,806 |
| **Total** | **36,568,540** | **28,242,052** |

## (c) Guarantees

Braskem gave collateral for part of its borrowings as follows:

| Loans | Maturity | Total debt Mar/2020 | Total guaranteed | Guarantees |
|---|---|---|---|---|
| BNB | March-2023 | 22,654 | 22,654 | Bank surety |
| BNDES | January-2021 | 15,383 | 15,383 | Mortgage of plants, land and property, pledge of machinery and equipment |
| FUNDES | June-2020 | 7,988 | 7,988 | Mortgage of plants, land and property, pledge of machinery and equipment |
| FINEP | July-2024 | 31,021 | 31,021 | Bank surety |
| FINAME | April-2021 | 266 | 266 | Pledge of equipment |
| FINISA | December-2023 | 4,217 | 4,217 | Bank surety |
| BNB-FNE | December-2027 | 5,463 | 5,463 | Bank surety and pledge of reserve liquidity fund. |
| Other | July-2021 | 210 | 210 | Pledge of equipment |
| **Total** | | **87,202** | **87,202** | |

**All amounts in thousands, except as otherwise stated**

## 15 Braskem Idesa Financing

The information on Braskem Idesa borrowings was presented in the Company's 2019 annual financial statements in Note 17.

| Identification | Principal amount US$ | Maturity | Charges (% per year) | Consolidated Mar/2020 | Consolidated Dec/2019 |
|---|---|---|---|---|---|
| **Project finance** | | | | | |
| Project finance I | 700,000 | February-2027 | Us dollar exchange variation + quarterly Libor + 3.25 | 2,711,418 | 2,149,002 |
| Project finance II | 210,000 | February-2027 | Us dollar exchange variation + 6.17 | 763,986 | 608,260 |
| Project finance III | 600,000 | February-2029 | Us dollar exchange variation + 4.33 | 2,338,026 | 1,849,896 |
| Project finance IV | 660,000 | February-2029 | Us dollar exchange variation + quarterly Libor + 3.88 | 2,630,806 | 2,078,545 |
| **Total under current liabilities** | **2,170,000** | | | **8,444,236** | **6,685,703** |
| **Bond** | **900,000** | November-2029 | Us dollar exchange variation + 7.45 | **4,805,950** | **3,640,381** |
| Transactions costs | | | | (346,975) | (344,358) |
| **Total** | | | | **12,903,211** | **9,981,726** |
| Current liabilities | | | | 1,092,891 | 744,408 |
| Non-current liabilities | | | | 11,810,320 | 9,237,318 |
| **Total** | | | | **12,903,211** | **9,981,726** |

In line with the Company's Financial Policy, the investment in the Braskem Idesa petrochemical complex was financed under a Project Finance model, under which the construction loan is paid exclusively using the cash generated by the company itself and the shareholders provide limited guarantees. This financing includes the guarantees typical to Project Finance transactions, such as assets, receivables, cash generation and other rights of Braskem Idesa. The financing also contains various other covenants typical to contracts of this kind. As of March 31, 2020, Braskem Idesa was in compliance with all covenants.

## 16 Debentures

The information related to debentures was presented in the 2019 annual financial statements of the Company, in Note 18. The debentures were issued by the subsidiaries Cetrel and DAC.

| Issue date | Issuer | Series | Maturity | Annual financial charges (%) | Mar/2020 | Dec/2019 |
|---|---|---|---|---|---|---|
| March-2013 | DAC | Single | March-2025 | IPCA + 6% | 202,208 | 202,992 |
| September-2013 | Cetrel | Single | September-2025 | 126.5% of CDI | 68,472 | 71,575 |
| | | | | | **270,680** | **274,567** |
| Current liabilities | | | | | 53,400 | 46,666 |
| Non-current liabilities | | | | | 217,280 | 227,901 |
| **Total** | | | | | **270,680** | **274,567** |

All amounts in thousands, except as otherwise stated

## (a) Payment schedule

The maturity profile of the long-term debentures is as follows:

| | | Consolidated |
|---|---|---|
| | Mar/2020 | Dec/2019 |
| 2021 | 39,544 | 52,078 |
| 2022 | 52,706 | 52,100 |
| 2023 | 52,730 | 52,125 |
| 2024 | 52,758 | 52,153 |
| 2025 | 19,542 | 19,445 |
| **Total** | **217,280** | **227,901** |

## (b) Guarantees

The issuers entered into agreements for the fiduciary sale of credit rights, in which attached accounts are maintained to cover debt service for the three months of the installments coming due, under the terms of the instruments of assignment.

# 17 Reconciliation of borrowing activities in the statement of cash flow

| | | | | | | | Consolidated |
|---|---|---|---|---|---|---|---|
| | | | | | | | Current and non-current |
| | Borrowings, debentures and Braskem Idesa financing | | | | | | |
| | Borrowings | Debentures | Total borrowings and debentures | Braskem Idesa financing | Lease | Dividends | Other financial liabilities |
| **Balance at December 31, 2019** | **29,016,976** | **274,567** | **29,291,543** | **9,981,726** | **2,676,896** | **6,502** | **516,933** |
| Acquired | 1,929,938 | | 1,929,938 | | | | (133,614) |
| Payments | (519,413) | (5,577) | (524,990) | (167,898) | (167,391) | (37) | |
| **Cash used in financing activities** | **1,410,525** | **(5,577)** | **1,404,948** | **(167,898)** | **(167,391)** | **(37)** | **(133,614)** |
| Other changes | | | | | | | |
| Interest paid | (416,704) | (5,218) | (421,922) | (94,338) | (50,269) | | |
| Interest and monetary and exchange variations, net | 2,994,624 | 6,908 | 3,001,532 | 2,774,093 | 307,757 | | 7,560 |
| Acquired | | | | | 159,568 | | |
| Currency translation adjustments | 5,622,552 | | 5,622,552 | 409,628 | 207,501 | | |
| | **8,200,472** | **1,690** | **8,202,162** | **3,089,383** | **624,557** | | **7,560** |
| **Balance at March 31, 2020** | **38,627,973** | **270,680** | **38,898,653** | **12,903,211** | **3,134,062** | **6,465** | **390,879** |

All amounts in thousands, except as otherwise stated

# 18 Financial instruments

The information related to financial instruments was presented in the 2019 financial statements of the Company, in Note 20.

## 18.1 Non-derivative financial instruments and other liabilities – consolidated

| | Note | Classification by category | Fair value hierarchy | Book value Mar/2020 | Book value Dec/2019 | Fair value Mar/2020 | Fair value Dec/2019 |
|---|---|---|---|---|---|---|---|
| **Cash and cash equivalents** | 3 | | | | | | |
| Cash and banks | | Amortized cost | | 1,806,311 | 2,303,231 | 1,806,311 | 2,303,231 |
| Financial investments in Brazil | | Fair value through profit or loss | Level 2 | 4,088,457 | 1,963,185 | 4,088,457 | 1,963,185 |
| Financial investments abroad | | Fair value through profit or loss | Level 2 | 4,161,112 | 2,537,464 | 4,161,112 | 2,537,464 |
| | | | | **10,055,880** | **6,803,880** | **10,055,880** | **6,803,880** |
| **Financial investments** | 4 | | | | | | |
| *LFT's and LF's* | | Fair value through profit or loss | Level 2 | 1,402,986 | 1,588,426 | 1,402,986 | 1,588,426 |
| Time deposit investments | | Amortized cost | Level 2 | | 38,759 | | 38,759 |
| Other | | Fair value through profit or loss | Level 2 | 1,785,776 | 70,027 | 1,785,776 | 70,027 |
| | | | | **3,188,762** | **1,697,212** | **3,188,762** | **1,697,212** |
| **Trade accounts receivable** | 5 | Amortized cost | | **2,762,873** | **2,246,248** | **2,762,873** | **2,246,248** |
| **Trade accounts receivable** | 5 | Fair value through profit or loss | Level 2 | **108,726** | **60,403** | **108,726** | **60,403** |
| **Trade payables** | 13 | Amortized cost | | **9,877,014** | **9,120,826** | **9,877,014** | **9,120,826** |
| **Borrowings** | 14 | Amortized cost | | | | | |
| Foreign currency - Bond | | | Level 1 | 31,657,570 | 24,583,325 | 26,781,586 | 25,790,532 |
| Foreign currency - other borrowings | | | Level 2 | 6,215,546 | 3,567,336 | 6,806,592 | 3,218,410 |
| Local currency | | | Level 2 | 1,354,629 | 1,367,538 | 2,249,977 | 1,075,803 |
| | | | | **39,227,745** | **29,518,199** | **35,838,155** | **30,084,745** |
| **Braskem Idesa borrowings** | 15 | Amortized cost | | | | | |
| Project Finance | | | Level 2 | 8,444,236 | 6,685,703 | 13,306,028 | 6,116,434 |
| Bond | | | Level 1 | 4,805,950 | 3,640,381 | 3,367,962 | 3,892,878 |
| | | | | **13,250,186** | **10,326,084** | **16,673,990** | **10,009,312** |
| **Debentures** | 16 | Amortized cost | Level 2 | **270,680** | **274,567** | **277,583** | **293,282** |
| **Loan ton non-controlling shareholder of Braskem Idesa** | | Amortized cost | | **3,148,546** | **2,395,887** | **3,148,546** | **2,395,887** |
| **Leniency agreement** | 23 | Amortized cost | | **1,530,199** | **1,742,268** | **1,530,199** | **1,742,268** |
| **Provision - geological event in Alagoas** | 26 | Amortized cost | | **3,177,798** | **3,383,067** | **3,177,798** | **3,383,067** |
| **Other financial liabilities** | | Amortized cost | | **390,879** | **516,933** | **390,879** | **516,933** |

**All amounts in thousands, except as otherwise stated**

## 18.2 Derivative financial instruments

### 18.2.1 Changes

| Identification | Note | Fair value hierarchy | Operation characteristics: Principal exposure | Operation characteristics: Derivatives | Accumulated OCI (equity) | Net (Asset)/ Liability Dec/2019 | Change in fair value | Financial settlement | Net (Asset)/ Liability Mar/2020 |
|---|---|---|---|---|---|---|---|---|---|
| **Non-hedge accounting transactions** | | | | | | | | | |
| Exchange swap | | Level 2 | Argentine peso | Dollar | | 296 | 602 | (908) | (10) |
| NCE swap | | Level 2 | Real | Dollar | | 25,604 | 129,343 | (2,403) | 152,544 |
| | | | | | | 25,900 | 129,945 | (3,311) | 152,534 |
| **Hedge accounting transactions** | | | | | | | | | |
| Dollar put option | (a.i) | Level 2 | Real | Dollar | (616,688) | (2,298) | 642,758 | (23,772) | 616,688 |
| Dollar swap | (a.ii) | Level 2 | Real | Dollar+Fixed rates | | 38,620 | 12,091 | (50,711) | |
| Interest rate swaps | (a.iii) | Level 2 | Libor | Fixed rates | (406,913) | 26,707 | 144,204 | (2,696) | 168,215 |
| Dollar swap CDI | (a.ii) | Level 2 | Real | Dollar+Fixed rates | (555,747) | 107,246 | 448,501 | | 555,747 |
| | | | | | (1,579,348) | 170,275 | 1,247,554 | (77,179) | 1,340,650 |
| **Derivatives** | | | | | | | | | |
| Current assets | | | | | | (4,712) | | | (10) |
| Non-current assets | | | | | | (17,877) | | | (1,421) |
| Current liabilities | | | | | | 49,251 | | | 755,210 |
| Non-current liabilities | | | | | | 169,513 | | | 739,405 |
| | | | | | | 196,175 | | | 1,493,184 |

## (a) Hedge accounting transactions

### (a.i) Dollar call and put option

On March 31, 2020, Braskem held a total notional amount of put options of R$1.9 billion, with an average strike price of 3.67 R$/US$. Simultaneously, the Company also held a total notional amount of call options of R$1.4 billion, with an average strike price of R$/US$4.98. The operations have a maximum term of 24 months. Dollar-denominated future sales in Brazilian real were designated for hedge accounting, with the months of revenue recognition always coinciding with the months of the options.

### (a.ii) Dollar Swap

In 2018, the Company contracted foreign exchange derivative operations ("swaps") in the aggregate amount of R$1.3 billion, with annual maturities over the following 5 years starting January 2019. The amount paid in January 2020 was subject to the variation in the IPCA index. The remaining maturities are subject to the variation in the CDI. These operations were designated to cash flow hedge accounting, where the hedging instruments are foreign exchange derivatives and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in Brazilian real/U.S. dollar price. Accordingly, the mark-to-market adjustment of the effective portion of the hedge will be recognized under shareholders equity in the line "Other comprehensive income" and will be recognized in the financial result only upon the maturity of each installment.

All amounts in thousands, except as otherwise stated

## (a.iii) Hedge operation by the subsidiary Braskem Idesa related to Project Finance

### Interest rate swap linked to Libor

| Identification | Nominal value US$ | Hedge (interest rate per year) | Maturity | Fair value, net Mar/2020 | Dec/2019 |
|---|---|---|---|---|---|
| Swap Libor I to VI | 683,978 | 1.9825% | Aug-2025 | 168,215 | 26,707 |
| **Total** | **683,978** | | | **168,215** | **26,707** |
| | | | | | |
| Derivatives | | | | | |
| Current liabilities | | | | 39,006 | 5,768 |
| Non-Current liabilities | | | | 129,209 | 20,939 |
| **Total** | | | | **168,215** | **26,707** |

Braskem Idesa contracted swap operations with the purpose of offsetting part of the Libor variation arising from the financings mentioned in Note 14. This hedge operation shares the same guarantees with the Project Finance.

## 18.3 Non-derivative financial liabilities designated to hedge accounting

## (a.i) Future exports in U.S. dollars

On March 31, 2020, exports that were designated not yet realized and not discontinued are shown below:

| | Total nominal value US$ |
|---|---|
| 2020 | 181,000 |
| 2021 | 336,000 |
| 2023 | 200,000 |
| 2024 | 688,854 |
| 2025 | 400,000 |
| 2028 | 1,250,000 |
| 2030 | 800,000 |
| 2031 | 800,000 |
| 2032 | 800,000 |
| | **5,455,854** |

The following table shows the changes in financial instruments designated for this hedge in the period:

| | Dec/2019 | Hedge discontinued | Designations | Mar/2020 (US$) |
|---|---|---|---|---|
| Designated balance | 5,398,854 | (543,000) | 600,000 | 5,455,854 |

All amounts in thousands, except as otherwise stated

On March 31, 2020, the maturities of financial liabilities designated for this hedge, within the scope of the consolidated balance sheet, were as follows:

| | Total nominal value US$ |
|---|---|
| 2020 | 181,000 |
| 2021 | 336,000 |
| 2023 | 200,000 |
| 2024 | 688,854 |
| 2025 | 400,000 |
| 2028 | 1,250,000 |
| 2030 | 800,000 |
| 2031 | 800,000 |
| 2032 | 800,000 |
| | **5,455,854** |

Considering the cash generation in recent quarters, the Management of the Company believed the moment was opportune for prepaying dollar-denominated obligations, including liabilities designated for hedging the currency. As a result of the decision, the amount of US$362,000 was discontinued prospectively. The exchange variation on the discontinued amount, of R$1,157,314, which is recorded under Shareholders' Equity as “Other comprehensive income” will be reclassified under net financial income (expenses) as of July 2020, as the hedged exports are realized.

| | Total nominal value US$ | Conversion rate at Inception R$/US$ | Closing rate R$/US$ | Gross nominal value |
|---|---|---|---|---|
| Hedge descontinued - Second quarter 2020 | 181,000 | 2.0017 | 5.1987 | 578,657 |
| Hedge descontinued - Third quarter 2020 | 181,000 | 2.0017 | 5.1987 | 578,657 |
| | **362,000** | | | **1,157,314** |

The following table presents the balances of exchange variation recognized in the Company’s net financial income (expenses) due to the realization of exports designated for currency hedge for the three-month period ended March 31, 2020:

| | Total nominal value US$ | Conversion rate at Inception R$/US$ | Closing rate R$/US$ | Gross nominal value |
|---|---|---|---|---|
| First quarter | 181,000 | 2.0017 | 4.2119 | 400,047 |
| | **181,000** | | | **400,047** |

**All amounts in thousands, except as otherwise stated**

The changes in foreign exchange variation and Income Tax and Social Contribution under "Other comprehensive income" of this hedge are as follows:

| | Exchange variation | IR and CSL | Net effect |
|---|---|---|---|
| **At December 31, 2019** | **(8,408,164)** | **2,858,775** | **(5,549,389)** |
| Exchange variation recorded in the period on OCI / IR and CSL | (6,833,684) | 2,323,455 | (4,510,229) |
| Exchange variation transferred to profit or loss / IR and CSL | 400,047 | (136,016) | 264,031 |
| **At March 31, 2020** | **(14,841,801)** | **5,046,214** | **(9,795,587)** |

## (a.ii) Liabilities related to the Project Finance of future sales in U.S. dollar

As of March 31, 2020, designated, unrealized and non-discontinued sales were as follows:

| | Nominal value US$ |
|---|---|
| 2020 | 138,849 |
| 2021 | 208,785 |
| 2022 | 183,199 |
| 2023 | 230,840 |
| 2024 | 251,730 |
| 2025 | 227,591 |
| 2026 | 192,486 |
| 2027 | 89,913 |
| 2028 | 71,859 |
| 2029 | 15,211 |
| 2030 | 225,000 |
| 2031 | 225,000 |
| 2032 | 225,000 |
| 2033 | 225,000 |
| | **2,510,463** |

The following table shows the changes in financial instruments designated for this hedge in the period:

| | | | | US$ |
|---|---|---|---|---|
| | Dec/2019 | Discontinued hedge | Realizated discontinued hedge | Mar/2020 |
| Designated balance | 2,552,407 | (62,256) | 20,312 | 2,510,463 |

**All amounts in thousands, except as otherwise stated**

On March 31, 2020, the designated financial liabilities to hedge future sales were distributed as follows:

| | Nominal value US$ |
|---|---|
| 2020 | 138,849 |
| 2021 | 208,785 |
| 2022 | 183,199 |
| 2023 | 230,840 |
| 2024 | 251,730 |
| 2025 | 227,591 |
| 2026 | 192,486 |
| 2027 | 89,913 |
| 2028 | 71,859 |
| 2029 | 15,211 |
| 2030 | 225,000 |
| 2031 | 225,000 |
| 2032 | 225,000 |
| 2033 | 225,000 |
| | **2,510,463** |

The following table provides the amounts of hedge accounting discontinued in the three-month period ended March 31, 2020 (US$819,170), which is recorded in Braskem Idesa's shareholders' equity under "Other comprehensive income" and will be transferred to financial income (expenses) according to the schedule of future hedged sales as they occur:

| | Total nominal value US$ | Conversion rate at Inception MXN/US$ | Closing rate MXN/US$ | Total nominal value MXN | Gross nominal value |
|---|---|---|---|---|---|
| Hedge discontinued in May-2016 | 10,882 | 13.4541 | 17.9915 | 49,376 | 10,537 |
| Hedge discontinued in Dec-2019 | 776,132 | 13.6663 | 19.6113 | 4,614,105 | 984,650 |
| Hedge discontinued in Dec-2019 | 31,269 | 13.4541 | 19.3247 | 183,568 | 39,173 |
| Hedge discontinued in Fev-2019 | 887 | 13.4541 | 18.5712 | 4,539 | 969 |
| | **819,170** | | | **4,851,588** | **1,035,329** |

The following table provides the balances of exchange variation recognized in Braskem Idesa's financial income (expenses) due to the realization of sales designated and discontinued for this hedge in the three-month period ended March 31, 2020:

| | Total nominal value US$ | Conversion rate at Inception MXN/US$ | Closing rate MXN/US$ | Total nominal value MXN | Gross nominal value |
|---|---|---|---|---|---|
| First quarter | 61,369 | 13.6555 | 18.9637 | 325,759 | 75,162 |
| | **61,369** | | | **325,759** | **75,162** |

**All amounts in thousands, except as otherwise stated**

The changes in foreign exchange variation and Income Tax and Social Contribution under "Other comprehensive income" are as follows:

| | Exchange variation | IR | Net effect |
|---|---|---|---|
| **At December 31, 2019** | **(2,560,436)** | **768,865** | **(1,791,571)** |
| Exchange variation recorded in the period on OCI / IR | (2,611,828) | 783,549 | (1,828,279) |
| Exchange variation transferred to profit or loss / IR | 75,162 | (22,549) | 52,613 |
| **At March 31, 2020** | **(5,097,102)** | **1,529,865** | **(3,567,237)** |

## 18.4 Credit quality of financial assets

### (a) Trade accounts receivable

Virtually none of Company's clients have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating system for all accounts receivable from clients in Brazil and abroad.

On March 31, 2020 and 2019, considering the stages 1, 2 and 3 of expected credit losses, the percentage of trade accounts receivable by risk ratings was as follows:

| | | | | (%) |
|---|---|---|---|---|
| | | | **Mar/2020** | **Dec/2019** |
| 1 | Minimal Risk | | 77.35 | 74.23 |
| 2 | Low Risk | | 11.01 | 14.89 |
| 3 | Medium Risk | | 6.98 | 7.82 |
| 4 | High Risk | | 0.85 | 1.06 |
| 5 | Very High Risk | (i) | 3.81 | 1.99 |

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators:

| | | Last 12 months |
|---|---|---|
| | **Domestic market** | **Export market** |
| March 31, 2020 | 0.07% | 0.13% |
| December 31, 2019 | 0.05% | 0.17% |
| March 31, 2019 | 0.08% | 0.19% |

This calculation considers the amount of accounts receivable overdue more than 30 days, divided by consolidated gross revenue in the last 12 months.

All amounts in thousands, except as otherwise stated

## (b) Other financial assets

In order to determine the credit ratings of counterparties of financial assets classified under cash and cash equivalents, and financial investments, the Company uses the risk rating of agencies Standard & Poor's, Moody's and Fitch Ratings, within the limits established in its financial policy approved by the Board of Directors.

| | | Mar/2020 | Dec/2019 |
|---|---|---|---|
| **Financial assets with risk assessment** | | | |
| AAA | | 10,266,016 | 5,475,075 |
| AA+ | | 147,189 | 109,933 |
| AA- | | 1,344,805 | 1,458,424 |
| A+ | | 156,013 | 159,848 |
| A | | | 121,132 |
| A- | | 1,319,804 | 1,171,746 |
| | | 13,233,827 | 8,496,158 |
| **Financial assets without risk assessment** | | | |
| Other financial assets with no risk assessment | (i) | 10,815 | 4,934 |
| | | 10,815 | 4,934 |
| **Total** | | **13,244,642** | **8,501,092** |

(i) Investments approved by the Management of the Company, in accordance with the financial policy.

## 18.5 Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

## (a) Selection of risks

On March 31, 2020, the main risks that can affect the value of Company's financial instruments are:

- U.S. dollar/Brazilian real exchange rate;
- Mexican peso/Brazilian real exchange rate;
- Libor floating interest rate;
- Selic interest rate;
- CDI interest rate;
- TJLP interest rate; and
- IPCA interest rate.

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

**All amounts in thousands, except as otherwise stated**

**(b) Value at risk**

The value at risk of the derivatives held by the Company which is defined as the loss that could result in one month as from March 31, 2020, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$93,510 for put options and call options (Note 18.2.1 (a.i)), US$1,312 for the swap of Libor related to Braskem Idesa project, US$29,635 for Dollar swap (Note 18.2.1(a.ii)) and US$9,006 for NCE swap.

**(c) Selection of scenarios**

**(c.i) Probable scenario**

The *Focus* Market Readout published by the Central Bank of Brazil on was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate, the Selic interest rate and the CDI interest rate, based on March 30, 2020.

The probable scenario for the TJLP rate considers the same variation as in the Selic policy rate, i.e., a reduction of 0.25 p.p. to 4.69%.

Since the Market Readout survey does not include consensus forecasts for the Libor rate, Braskem used as a reference for the probable scenario the future index curve, comparing the value at the end of 2020 against Libor's current value. For adverse scenarios, increases of 25% and 50% from current market levels were adopted.

**(c.i.i) Effects of COVID-19**

The assumptions of the future value adopted in the construction of the probable scenario and the current value of each variable in this analysis are referenced to the reporting date March 31. Given the instability in the current economic scenario caused by the COVID-19 pandemic, interest rates and foreign exchange rates are affected on a daily basis. Therefore, during the period for reporting these Quarterly Financial Statements the current value and the probable scenario of these parameters may have changed. However, the gains and losses for Braskem in these probable stress scenarios are analyzed by increasing each variable as of the reporting date by 25% and 50%. The results of this analysis are presented in Note (c.ii).

**All amounts in thousands, except as otherwise stated**

## (c.ii) Possible and extreme adverse scenario

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario.

| | | | Gain (losses) |
|---|---|---|---|
| **Instrument / Sensitivity** | **Probable** | **Possible adverse (25%)** | **Extreme adverse (50%)** |
| **Brazilian real/U.S. dollar exchange rate** | | | |
| Bonds | 4,900,660 | (9,115,880) | (18,231,760) |
| Braskem Idesa borrowings | 1,134,897 | (2,111,059) | (4,222,117) |
| Export prepayments | 143,667 | (267,240) | (534,480) |
| Investments | 134,001 | (249,259) | (498,519) |
| SACE | 293,097 | (545,199) | (1,090,398) |
| Dollar put option | 530,615 | (2,014,850) | (3,312,643) |
| Dollar swap | | | |
| Swap NCE | 74,319 | (138,244) | (276,488) |
| Dollar swap x CDI | 250,351 | (459,286) | (920,810) |
| Financial investments abroad | 843,577 | (1,569,165) | (3,138,330) |
| **Libor floating interest rate** | | | |
| Export prepayments | (7,931) | (39,654) | (79,308) |
| Swaps | (26,542) | 13,404 | 26,724 |
| Braskem Idesa borrowings | (100,159) | (500,795) | (1,001,589) |
| **CDI interest rate** | | | |
| Export credit notes | 16,094 | (16,462) | (32,154) |
| Debentures | 5,238 | (4,985) | (9,943) |
| Financial investments in local currency | (14,803) | 55,525 | 111,070 |
| **IPCA interest rate** | | | |
| Debentures | 5,369 | (12,582) | (25,560) |
| **TLP interest rate** | | | |
| FINAME | | (2) | (5) |
| **Selic interest rate** | | | |
| Leniency agreement | 8,792 | (33,207) | (66,790) |

**All amounts in thousands, except as otherwise stated**

## 19 Taxes payable

The information related to taxes payable was presented in the Company's 2019 annual financial statements, in Note 21.

| | Consolidated | | Parent company | |
|---|---|---|---|---|
| | Mar/2020 | Dec/2019 | Mar/2020 | Dec/2019 |
| **Brazil** | | | | |
| IPI | 81,715 | 58,945 | 81,715 | 58,945 |
| ICMS | 225,473 | 184,728 | 222,382 | 181,188 |
| PIS and COFINS | 200,611 | 150,664 | 197,914 | 147,867 |
| Other | 34,453 | 37,857 | 33,002 | 35,925 |
| **Other countries** | | | | |
| Value-added tax | 12,696 | 11,933 | | |
| Other | 36,851 | 8,112 | | |
| **Total** | **591,799** | **452,239** | **535,013** | **423,925** |
| Current liabilities | 452,048 | 322,886 | 395,262 | 294,572 |
| Non-current liabilities | 139,751 | 129,353 | 139,751 | 129,353 |
| **Total** | **591,799** | **452,239** | **535,013** | **423,925** |

All amounts in thousands, except as otherwise stated

## 20 Income tax ("IR") and social contribution ("CSL")

The information related to income tax and social contribution was presented in the Company's 2019 annual financial statements, in Note 22.

### (a) Reconciliation of the effects of income tax and social contribution on profit or loss

| | | Consolidated | | Parent company |
|---|---|---|---|---|
| | Mar/2020 | Mar/2019 | Mar/2020 | Mar/2019 |
| **Income (loss) before IR and CSL** | **(5,876,956)** | **1,192,290** | **(4,885,108)** | **1,181,694** |
| IR and CSL at the rate of 34% | 1,998,165 | (405,379) | 1,660,937 | (401,776) |
| **Permanent adjustments to the IR and CSL calculation basis** | | | | |
| IR and CSL on equity in results of investees | (2,645) | (1,149) | (260,940) | 182,980 |
| Tax benefits (Sudene and PAT) | | 54,304 | | 54,304 |
| Difference of rate applicable to each country | (129,723) | 157,914 | | |
| Other permanent adjustments | (47,792) | (80,808) | (163,904) | (88,950) |
| **Effect of IR and CSL on results of operations** | **1,818,005** | **(275,118)** | **1,236,093** | **(253,442)** |
| **Breakdown of IR and CSL:** | | | | |
| **Current IR and CSL expense** | | | | |
| Current year | (89,372) | (125,174) | (69) | (67,140) |
| | **(89,372)** | **(125,174)** | **(69)** | **(67,140)** |
| **Deferred IR and CSL expense** | | | | |
| Origination and reversal of temporary differences | 1,907,377 | (149,944) | 1,236,162 | (186,302) |
| | **1,907,377** | **(149,944)** | **1,236,162** | **(186,302)** |
| **Total** | **1,818,005** | **(275,118)** | **1,236,093** | **(253,442)** |

All amounts in thousands, except as otherwise stated

## (b) Breakdown of deferred income tax and social contribution

### (b.i) According to tax collection records

| | Consolidated | | Parent company | |
|---|---|---|---|---|
| Asset | Mar/2020 | Dec/2019 | Mar/2020 | Dec/2019 |
| Tax losses (IR) and negative base (CSL) | 4,204,912 | 2,150,692 | 523,505 | 58,421 |
| Goodwill amortized | 17,888 | 21,677 | 3,097 | 3,188 |
| Exchange variations | 4,478,207 | 1,132,351 | 4,478,207 | 1,132,351 |
| Temporary adjustments | 2,333,276 | 2,357,267 | 2,260,605 | 2,318,243 |
| Business combination | 78,207 | 85,539 | 78,207 | 85,539 |
| Tax credits | 50,790 | 49,833 | 50,790 | 49,833 |
| Other | 45,131 | 62,288 | 31,974 | 31,972 |
| | 11,208,411 | 5,859,647 | 7,426,385 | 3,679,547 |
| Liability | | | | |
| Amortization of goodwill based on future profitability | 722,535 | 722,685 | 715,568 | 715,568 |
| Tax depreciation | 1,934,766 | 1,911,214 | 925,042 | 946,695 |
| Temporary adjustments | 530,099 | 424,400 | | |
| Business combination | 1,302 | 1,302 | 1,302 | 1,302 |
| Present value adjustment and amortized cost | 17,170 | 11,276 | 27,778 | 11,276 |
| Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar | 383,917 | 393,773 | 373,309 | 393,773 |
| Other | 6,513 | 5,437 | 3,515 | 3,516 |
| | 3,596,302 | 3,470,087 | 2,046,514 | 2,072,130 |

### (b.ii) Offset for the purpose of presentation in the balance sheet (consolidated)

| | | | | Mar/2020 |
|---|---|---|---|---|
| | Headquarters (Country) | Tax calculation | IR and CSL Offsetting | Balance |
| **Assets** | | | | |
| Braskem S.A. | Brazil | 7,426,385 | (2,046,514) | 5,379,871 |
| Braskem Argentina | Argentina | 1,838 | | 1,838 |
| Braskem Alemanha | Germany | 36,667 | | 36,667 |
| Braskem Chile | Chile | 183 | (183) | |
| Braskem Idesa | Mexico | 3,654,089 | (1,146,452) | 2,507,637 |
| Braskem México Serviços | Mexico | 7,884 | | 7,884 |
| Cetrel | Brazil | 24,098 | (5,648) | 18,450 |
| DAC | Brazil | 57,267 | (1,320) | 55,947 |
| | | 11,208,411 | (3,200,117) | 8,008,294 |
| **Liabilities** | | | | |
| Braskem S.A | Brazil | 2,046,514 | (2,046,514) | |
| Braskem America | USA | 393,370 | | 393,370 |
| Braskem Chile | Chile | 2,998 | (183) | 2,815 |
| Braskem Idesa | Mexico | 1,146,452 | (1,146,452) | |
| Cetrel | Brazil | 5,648 | (5,648) | |
| DAC | Brazil | 1,320 | (1,320) | |
| | | 3,596,302 | (3,200,117) | 396,185 |

All amounts in thousands, except as otherwise stated

| | Headquarters (Country) | Tax calculation | IR and CSL Offsetting | Dec/2019 Balance |
|---|---|---|---|---|
| **Assets** | | | | |
| Braskem S.A. | Brazil | 3,679,547 | (2,072,130) | 1,607,417 |
| Braskem Argentina | Argentina | 1,010 | | 1,010 |
| Braskem Alemanha | Germany | 28,176 | | 28,176 |
| Braskem Chile | Chile | 162 | (162) | |
| Braskem Idesa | Mexico | 2,056,723 | (1,117,641) | 939,082 |
| Braskem México Serviços | Mexico | 9,677 | | 9,677 |
| Cetrel | Brazil | 24,313 | (5,846) | 18,467 |
| DAC | Brazil | 60,039 | (1,272) | 58,767 |
| | | **5,859,647** | **(3,197,051)** | **2,662,596** |
| **Liabilities** | | | | |
| Braskem S.A | Brazil | 2,072,130 | (2,072,130) | |
| Braskem America | USA | 271,285 | | 271,285 |
| Braskem Chile | Chile | 1,913 | (162) | 1,751 |
| Braskem Idesa | Mexico | 1,117,641 | (1,117,641) | |
| Cetrel | Brazil | 5,846 | (5,846) | |
| DAC | Brazil | 1,272 | (1,272) | |
| | | **3,470,087** | **(3,197,051)** | **273,036** |

## (c) Realization of deferred income tax and social contribution

In the period ended March 31, 2020, there were no material events or circumstances that indicate any compromise of the realization of these deferred taxes.

## 21 Sundry provisions

The information on sundry provisions was presented in the 2019 annual financial statements of the Company, in Note 23.

| | Consolidated | | Parent company | |
|---|---|---|---|---|
| | Mar/2020 | Dec/2019 | Mar/2020 | Dec/2019 |
| Provision for customers rebates | 347,930 | 365,155 | 345,442 | 362,074 |
| Provision for environmental damages | 49,127 | 84,110 | 11,579 | 22,536 |
| Other | 67,197 | 55,941 | 35,363 | 31,258 |
| **Total** | **464,254** | **505,206** | **392,384** | **415,868** |
| | | | | |
| Current liabilities | 150,102 | 203,134 | 113,730 | 141,319 |
| Non-current liabilities | 314,152 | 302,072 | 278,654 | 274,549 |
| **Total** | **464,254** | **505,206** | **392,384** | **415,868** |

All amounts in thousands, except as otherwise stated

# 22 Contingencies

## 22.1 Claims with probable loss and contingent liabilities arising from business combinations

The description of the main contingent liabilities of the Company was presented in the 2019 annual financial statements, in Note 24.1.

| | Consolidated | | Parent company | |
|---|---|---|---|---|
| | Mar/2020 | Dec/2019 | Mar/2020 | Dec/2019 |
| Labor claims | 322,963 | 315,437 | 319,647 | 312,148 |
| Tax claims | | | | |
| Normal operations | | | | |
| IR and CSL | 22,395 | 22,284 | 22,395 | 22,284 |
| PIS and COFINS | 197,355 | 196,356 | 197,355 | 196,356 |
| ICMS | 69,316 | 70,645 | 69,316 | 70,645 |
| Other tax claims | 17,967 | 18,475 | 14,326 | 14,837 |
| | **307,033** | **307,760** | **303,392** | **304,122** |
| Business Combination | | | | |
| IR and CSL | 3,617 | 3,581 | 3,617 | 3,581 |
| PIS and COFINS | 63,933 | 63,291 | 63,933 | 63,291 |
| ICMS - interstate purchases | 300,496 | 297,456 | 300,496 | 297,456 |
| | **368,046** | **364,328** | **368,046** | **364,328** |
| Corporate claims | 120,140 | 118,485 | 120,140 | 118,485 |
| Civil claims and other | 47,581 | 45,514 | 45,103 | 43,145 |
| | **1,165,763** | **1,151,524** | **1,156,328** | **1,142,228** |

All amounts in thousands, except as otherwise stated

## 22.2 Claims with possible chance of loss

The description of the main claims with possible losses are presented in the 2019 annual financial statements, in Note 24.2.

| | Consolidated | |
|---|---|---|
| | Mar/2020 | Dec/2019 |
| Civil claims - Alagoas | 33,877,692 | 33,973,320 |
| Civil claims - Other | 786,360 | 769,126 |
| Tax claims | 6,298,142 | 6,199,283 |
| Labor claims | 554,647 | 642,229 |
| Other lawsuits | 559,928 | 546,743 |
| **Total** | **42,076,769** | **42,130,701** |

## 23 Leniency agreement

### Global Settlement with authorities

In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations ("Investigation") and to report their findings. The Company cooperated and continues to cooperate with government authorities from various jurisdictions, including the Department of Justice of the United States (DoJ), the Securities and Exchange Commission of the United States (SEC), the Federal Prosecution Office (MPF) and the Swiss Office of the Attorney General (OAG).

In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office ("MPF Agreement") and with U.S. and Swiss authorities ("Global Settlement"), in the approximate amount of US$957 million (approximately R$3.1 billion, at the time), which were officially ratified as follows:

1. In Brazil, the MPF Agreement was ratified by the 5$^{th}$ Coordination and Review Chamber of the MPF on December 15, 2016, with ratification by the 13$^{th}$ Federal Court of Curitiba on June 6, 2017.
2. The agreement with the U.S. Department of Justice ("DoJ") was confirmed by a U.S. court ruling on January 26, 2017 ("Plea Agreement").
3. The agreement with the Securities and Exchange Commission ("SEC") was confirmed on February 28, 2017.
4. The agreement with the Swiss authorities did not require ratification to produce effects; on December 21, 2016, the OAG concluded its investigations and issued an order to conclude the case based on the Company's collaboration.

**All amounts in thousands, except as otherwise stated**

Of the aggregate amount of the Global Settlement, the Company already has paid approximately R$2.3 billion, as follows:

1. US$94,894 (R$296,591) to the DoJ, paid on February 8, 2017;
2. US$65,000 (R$206,460) to the SEC, paid on April 27, 2017;
3. CHF30,240 (R$104,307) to the Swiss Office of the Attorney General, paid on June 27, 2017;
4. R$736,445 to the MPF, paid on July 6, 2017;
5. R$267,985 to the MPF, related to the first of six annual installments due by 2023, paid on January 30, 2018;
6. CHF16,065 (R$62,021) to the Swiss Office of the Attorney General, related to the first of four annual installments due by 2021, paid on June 28, 2018;
7. R$278,034 to the MPF, related to the second of six annual installments payable until 2023, paid on January 30, 2019; and
8. CHF16,065 (R$58,034) to the Swiss Office of the Attorney General, related to the second of four annual installments payable until 2021, paid on June 27, 2019.
9. R$257,256 paid on January 30, 2020 to the Federal Government corresponding to the annual installment of the leniency agreements entered into with the MPF and with the CGU and AGU, as described above.

As informed to the market on July 10, 2018 and as per the material fact notice on May 27, 2019, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Office Of The Federal Controller General ("CGU") and the Office of the Attorney General ("AGU"), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 ("CGU/AGU Agreement" and, jointly with the Global Settlement, "Agreements").

The CGU/AGU Agreement addresses the same facts that are the subject of the Global Settlement entered into in December 2016 and provides for an additional disbursement of approximately R$410 million due to the calculations and parameters adopted by CGU/AGU. In response to a request by the Company and the MPF, the Federal Courts ratified the allocation of funds under the MPF Agreement to the payment of the CGU/AGU Agreement. The outstanding installments of the MPF Agreement will benefit from CGU/AGU Agreement and will now be restated by the variation in the SELIC basic interest rate as of the execution of the CGU/AGU Agreement. The additional disbursement of approximately R$410 million will be paid in two annual installments at the end of the payment schedule of the MPF Agreement, in 2024 and 2025.

The AGU, CGU and MPF agreed to allocate most of the amounts received under the Agreements to the reparation of victims of the wrongdoings, including other public authorities and agencies, and to adopt monitoring measures of such third parties with which Braskem comes to start negotiations in connection with the matters under the Agreements, seeking to avoid the duplication of compensation.

**All amounts in thousands, except as otherwise stated**

The amount of outstanding installments, after the CGU/AGU Agreement, discounting the installment paid on January 30, 2020, is approximately R$1.5 billion and will be paid as follows:

1. CHF32,130 to the Swiss Office of the Attorney General, corresponding to four outstanding annual installments of CHF16,065 due on June 30 of each year as from 2020;
2. Approximately R$900 million under the MPF Agreement and CGU/AGU Agreement, in three annual, equal and successive installments adjusted by the variation in the SELIC rate , payable on January 30 of each year as from 2021. To guarantee payment of the installments of these installments coming due, Braskem gave as collateral assets from its property, plant and equipment corresponding to one annual installment; and
3. R$409,876 under the CGU/AGU Agreement, adjusted by the variation in the SELIC rate as from the execution date of such agreement, with the first installment of R$284,665 payable on January 30, 2024 and the second, of R$125,211, payable on January 30, 2025.

In 2019, the Company also began negotiations with the Bahia State Prosecution Office, which also adhered to the MPF Agreement, as well as with the Rio Grande do Sul State Prosecution Office, which also adhered to the MPF Agreement. No additional payment is expected to be made by the Company to both offices.

The Agreements do not exempt the company from other third parties, with legitimate interest, seeking indemnity for damages caused by the facts covered by the Agreements, including other authorities that seek to impose new pecuniary sanctions or fines or initiate new investigations into the Company. Therefore, even if the Company does not anticipate the need for any additional payment, it cannot guarantee that the total amount agreed will be sufficient for full reparation of any injured parties.

The Company will continue to cooperate with the competent public authorities, while improving its compliance and anti-corruption practices. For the last three years, the Company was subject to external independent monitoring as a result of the Agreements. The monitors were responsible for verifying compliance with the Global Settlement, as well as the efficacy of internal controls, policies and procedures of the Company in reducing the risk of noncompliance with anti-corruption laws.

In March 2020, based on the certification report issued by the independent monitors, the MPF confirmed the end of the monitorship, the effectiveness of the Company's compliance program and the fulfillment of the obligations under the MPF Agreement. Subsequently, on May 13, 2020, the DoJ and the SEC confirmed the conclusion of the monitorship established under the agreements signed on December 21, 2016 ("Agreements") with said authorities. As per the Material Fact notice disclosed by the Company at the time, "the decision of the DoJ and SEC was based on a final report by the independent monitors that attested to the implementation, by the Company, of all the recommendations for structuring and executing its compliance program and that found said program in compliance with the standards established in the Agreements."

The Company is in compliance with all of its obligations under the Agreements.

All amounts in thousands, except as otherwise stated

## 24 Geological phenomenon - Alagoas

The Company operated, until May 2019, salt mining wells located in the city of Maceió, state of Alagoas, with the purpose of supplying raw material to its chlor-alkali and dichloroethane plant. Right after a geological phenomenon in the region in March 2018, the Company started studies through independent specialist institutions to identify the causes of the geological phenomenon and measures to be taken.

In May 2019, the Brazilian Geological Service (CRPM) issued a report on the phenomenon claiming its causes were related to Braskem's salt mining operations. This geological phenomenon of unknown causes is being investigated, which requires a series of studies. Given the soil instability in the districts of Pinheiro, Mutange, Bebedouro and Bom Parto and the risk for residents in the region, on May 9, 2019, Braskem decided to suspend its salt mining activities and the operation of its chlor-alkali and dichloroethane plant.

With support from independent institutions and nationally and internationally renowned specialists, the Company conducted and has been conducting studies focusing on (i) identifying the causes of the geological phenomenon; and (ii) analyzing the situation of the wells. The studies have been shared with the National Mining Agency (ANM), with which the Company has been maintaining constant dialogue.

On November 14, 2019, Braskem presented to the ANM measures for definitively shutting down its salt mining activities in Maceió, with the closure of its wells, and proposed the creation of a protective area surrounding certain wells as a precautionary measure to ensure public safety. These measures are based on a study conducted by the Institute of Geomechanics of Leipzig (IFG), in Germany, an international reference in the geomechanics of salt wells, and are being adopted in coordination with the Brazilian Civil Defense and other authorities.

On December 31, 2019, based on its assessment and on that of its external legal advisors, and considering the existing information, the dialogue with authorities and the best estimate of expenses with the various safety measures for residents, the Company recorded a provision of R$3,383.067, of which R$1,450.476 is under current liabilities and R$1,932,591 is under non-current liabilities. On March 31, 2020, the provision amounted to R$3,177,798, of which R$1,715,919 is under current liabilities and R$1,461,879 is under non-current liabilities. Due to the inherent change in the assumptions related to the provisions arising from new facts and circumstances, execution time and extent of the action plans, the findings of future studies conducted by experts and the outcome of pending lawsuits, the provision may be adjusted over time to reflect new developments.

The following table shows the changes in the provision for the period:

| | Consolidated |
|---|---|
| **Balance at December 31, 2019** | **3,383,067** |
| Payments | (155,951) |
| Provisions (reversal of provisions) | (4,794) |
| Present value adjustment | (44,524) |
| **Balance at March 31, 2020** | **3,177,798** |
| Current liability | 1,715,919 |
| Non-current liability | 1,461,879 |
| **Total** | **3,177,798** |

The aggregate amount of this provision could vary in accordance with the current phase of ongoing negotiations with the authorities for reaching a potential environmental agreement involving especially a solution for stabilizing the salt wells located in the region affected by the geological phenomena. For Braskem, the goal of a potential agreement is to afford greater legal security for its plan involving the actions being studied, with the suspension and/or termination of the processes currently in place for this material. The potential agreement is still highly uncertain and subject to the conclusion of ongoing negotiations and to approval by the Company and the competent Authorities. Therefore, the provisions recognized in these financial statements do not include the result of this potential agreement, since it is not possible to reliably estimate the amount or to ensure that the ongoing negotiations will be successful. The estimate of the economic impact of the potential agreement will depend on (i) any agreement on the environmental recovery plan and a detailed assessment of the estimates of the amounts to be disbursed, (ii) an analysis of the detailed scope of this plan to determine its correspondence to the initiatives and amounts for which provisions already have been accrued; and (iii) the moment of the execution of the plan and expenditures, which will impact the present value of obligations. All accounting impacts, if any, will be recognized in the period in which such agreement is executed.

The main factors of the provision result from:

a. Support for relocating and compensation for the residents of the Risk Areas, under the Agreement entered into with the State Prosecution Office (MPE), the State Public Defender's Office (DPE), the Federal Prosecution Office (MPF) and the Federal Public Defender's Office (DPU), see details of the Agreement entered into in item (i) below, as well as of the Protection Area, which was demarcated based on the extension of the radius of the wells with anomalies that were identified using sonar.

The provision in the amount of R$1,687,700 encompasses expenses with actions such as:

- Reallocation, rent allowance, household goods transportation and furniture storage;
- Negotiation of individual settlements for compensation of the residents affected.

b. Actions for closing and monitoring the salt wells: based on the findings of sonars and geomechanics studies, Braskem has planned stabilization and monitoring actions for all 35 existing salt mining wells:

- For four of them, the recommendation is that they be filled with solid material, a process that should take three years;
- For the other 31 wells, the recommended actions are conventional closure, confirmation of the status of natural filling and monitoring;
- For 15 wells, including the four to be filled with solid material, the recommendation is that a protection area be created in the surrounding area and that they be monitored.

The total expenses estimated for implementation of these measures in the 35 wells is R$1,011,695, calculated based on the existing techniques and possible solutions for the current conditions of the wells, which could change in the future based on new studies and natural alterations in the structure of the wells over time;

c. Other measures not covered by the Agreement are (i) actions related to the Technical Cooperation Agreements entered into with the Civil Defense; (ii) agreement with the Labor Prosecution Office (MPT) in the amount of R$40 million (note 24.1 (ii)); (iii) matters classified as a present obligation for the Company, even if not yet formalized; and (iv) expenses with engaging external advisors and experts to

conduct studies for understanding the geological phenomenon and supporting the execution of the actions recommended by the studies. The expenses estimated and included in the accounting provision related to these additional measures amount to R$683,672 and are subject to changes as the studies and actions in the region advance.

Under the terms of the Agreement, after the transfer of ownership of the properties, the Company undertakes to hire a third party specialized in private surveillance for the care and safety of the area and to adopt necessary measures to prevent proliferation of vectors of diseases to people and animals. The definition of the necessary measures for the recovery of areas potentially impacted by salt mining activities depends on diagnosis of the area and further discussion between the Company and the competent authorities (including ANM).

All obligations assumed under the Agreement do not constitute the recognition of culpability or liability by the Company for the relocation of the people from the risk areas. Braskem will continue to collaborate with the authorities, with the support of independent experts, to identify the causes of the geological events and the implementation of actions to ensure the safety of the communities in the affected districts.

The Company is negotiating with its insurers the coverage of its insurance policies. These negotiations are in the early stages. Therefore, the payment of compensation will depend on an assessment of the insurance coverage under these policies. Given the uncertainties regarding the matter, no payment of compensation was recognized in the financial statements of the Company.

**All amounts in thousands, except as otherwise stated**

## 24.1 Lawsuits pending

In the context of this event, the following lawsuits were filed against the Company:

### (i) Public-Interest Civil Action (ACP) filed by the Alagoas State Prosecution Office (MPE) and the Alagoas State Public Defender's Office (DPE) – Reparation for residents

This action sought a preliminary injunction for the freezing of R$3.7 billion and the award of damages for losses caused to the residents of the districts of Pinheiro, Mutange and Bebedouro, which was estimated by Plaintiffs at R$7.1 billion.

On January 3, 2020, the court ratified the Agreement to Support the Relocation of People in Risk Areas ("Agreement"), entered into by Braskem and the State Prosecution Office ("MPE"), the State Public Defender's Office ("DPE"), the Federal Prosecution Office ("MPF") and the Federal Public Defender's Office ("DPU"). The Agreement was ratified by the Federal Judge of the 3rd Court of the State of Alagoas and produced the following effects:

(i) Unfreezing of R$3.7 billion (*) previously frozen from the cash balance of Braskem in the context of the Public-Interest Civil Action,
(ii) Substitution of the guarantee insurance already offered by the Company to the Court, in the amount of approximately R$6.4 billion, by two guarantee insurance in the aggregate amount of approximately R$3 billion, of which R$2 billion is to secure the Public-Interest Civil Action filed by the DPE and MPE and R$1 billion is to secure the Public-Interest Civil Action filed by the MPF;

(iii) Elimination of the risk of another freezing of accounts in connection with the Public-Interest Civil Action;

(iv) Dismissal of the action in part with regard to the residents of the area envisaged in the Agreement who opt to enter into individual settlements with the Company to receive financial compensation for relocating from the area.

(*) The unfreezing took place in January 2020. On December 31, 2019, the updated amount is presented in the caption judicial deposits in current assets in the amount of R$2,571,683 and in non-current assets in the amount of R$1,174,424 corresponding to the long-term portion of the payment schedule.
The Agreement aims to regulate cooperative actions for the relocation of residents from the risk areas and for ensuring their safety without any recognition of fault or causal connection between the geological phenomenon and the activities of the Company. The Agreement area encompasses approximately 4,500 real properties and 17,000 residents, who will be benefited by the Financial Compensation and Support for Relocation Program ("Program") previously implemented by Braskem only for residents affected by the implementation of the protection area.

The Program provides for relocation allowance, rent allowance, household goods transportation, costs with real estate agency, furniture storage costs and assistance from psychologists and social workers. A Residents Center was created with a structure dedicated exclusively to serving and supporting the residents of the districts located in the risk area.

Three Technical Cooperation Agreements were entered into with the Municipal Government of Maceió and the Civil Defense with the aim of establishing a mutual cooperation between the parties for activities to mitigate risks and to ensure public safety. The agreements encompass the execution of studies to understand the phenomenon (high-resolution seismic survey, analysis and seismic survey of the lake, airborne gravimetry, etc.),

**All amounts in thousands, except as otherwise stated**

structure of the monitoring network in the districts and region of the salt wells, installation of a meteorological station, donation of equipment to the Municipal Civil Defense, among other things.

To implement the actions envisaged in the Agreement, the Company undertook to maintain R$1.7 billion in a checking account, with minimum working capital of R$100 million, whose transactions will be verified by an external audit company.

**(ii) Public-Interest Civil Action filed by the Alagoas State Labor Prosecution Office (MPT-AL) – Reparation for workers**

Public-Interest Civil Action with a preliminary injunction to freeze a total of R$2.5 billion to guarantee any indemnification for material damages to workers affected by the geological phenomenon. In said lawsuit, the MPT-AL also claimed indemnification of the workers for moral damages of R$1 billion and other obligations in the amount of R$125 million, totaling the value of R$3.6 billion.

On October 10, 2019, the tenured judge of the lawsuit denied the injunction sought by the MPT-AL.

On February 14, 2020, the Company entered into an agreement with the Labor Prosecution Office (MPT) in the amount of R$40 million for implementation of the Program for Recovery of Business and Promotion of Educational Activities for residents and workers from the districts affected by the geological phenomenon. The program consists of support for the construction of daycare centers and schools and for administering professional training programs, as well as support for the Civil Defense to hire skilled professionals to continue monitoring the risk areas in the districts affected.

With the agreement, the MPT agreed to end the public-interest civil action, releasing Braskem from all claims after the Company makes a judicial deposit of R$40 million, which will be done within 10 business days as from ratification of the agreement by the judge, which occurred on March 3, 2020.

**(iii) Public-Interest Civil Action filed by the Alagoas State Federal Prosecution Office (MPF-AL) – Social-environmental reparation**

Public-Interest Civil Action against Braskem and other defendants seeking approximately R$28.7 billion for social, environmental and property damages, as well as various other corrective and environmental compliance measures, safety plans and the suspension of the Company's government benefits.

In the preliminary injunction phase, the following main claims were made: (i) the accrual of an own private fund in the initial amount of R$3.1 billion for the execution of social and environmental programs and of emergency measures, and the maintenance in said fund of working capital in the amount of R$2 billion or, after the financial schedule is approved, an amount equivalent to 100% of the expenses projected for the subsequent 12-month period; (ii) the presentation of guarantees in the amount of R$R$20,5 billion; (iii) a prohibition on the encumbrance or divestment of any of the Company's fixed assets and on the distribution of profits; (iv) a court-ordered freeze of any profits not distributed as of the date hereof; and (v) a suspension of financing with the Brazilian Development Bank (BNDES) and of government incentives, as well as on the prepayment of financial transactions with the BNDES.

In January 2020, the judge of the 3rd Federal Court of Alagoas denied the preliminary requests of the Alagoas State Federal Prosecution Office against the Company stated above.

**All amounts in thousands, except as otherwise stated**

The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

### (iv) Action for Damages – Pinheiro District Property

Action for Damages filed by Construtora H. Lobo (under court-supervised reorganization), a Contractor that claimed it suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the Contractor. Nevertheless, the Contractor claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property. The plaintiff is claiming damages of R$141 million.

The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

## 24.2 Industrial activity

Since the shutdown of its salt mining activities, the Company has been working to adapt its chlor-alkali plant to operate with solid salt to be acquired in the domestic market and/or imported from other regions. The Company expects to resume its industrial activities during the second half of 2020.

## 25 Long-term incentive plan ("ILP Plan")

On March 19, 2020, the Board of Directors approved a new program, the "ILP Plan 2020," in accordance with the terms and conditions of the ILP Plan, which includes the list of eligible persons, the deadline for acquiring own shares by participants and the number of restricted shares to be delivered to participants as matching contribution for each own share acquired. The maximum number of shares the Company expects to deliver to the participants of the ILP Program 2020, after the vesting period and subject to compliance with all necessary requirements, is approximately 1,548,000 shares. The program's grant date is April 1, 2020. The shares to be delivered by the Company to participants of the ILP Program 2018 are those currently held in treasury or acquired through repurchase programs, and in the event said shares cannot be delivered, the Company will pay participants in cash the amount corresponding to the shares, based on the quote on the stock exchange on the second business day immediately prior to the respective payment date.

**All amounts in thousands, except as otherwise stated**

# 26 Equity

The information related to the Company's shareholders' equity was presented in its 2019 annual financial statements, in Note 29.

## (a) Capital

On March 31, 2020, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,218,554 shares with no par value, distributed as follows:

| | | | | | | | | Amount of shares | |
|---|---|---|---|---|---|---|---|---|---|
| | | Common shares | % | Preferred shares class A | % | Preferred shares class B | % | Total | % |
| Odebrecht | | 226,334,623 | 50.11 | 79,182,498 | 22.95 | | | 305,517,121 | 38.33 |
| Petrobras | | 212,426,952 | 47.03 | 75,761,739 | 21.96 | | | 288,188,691 | 36.15 |
| ADR | (i) | | | 27,366,378 | 7.93 | | | 27,366,378 | 3.43 |
| Other | | 12,907,077 | 2.86 | 161,512,458 | 46.80 | 500,230 | 100.00 | 174,919,765 | 21.94 |
| Total | | **451,668,652** | **100.00** | **343,823,073** | **99.64** | **500,230** | **100.00** | **795,991,955** | **99.85** |
| Treasury shares | | | | 1,226,599 | 0.36 | | | 1,226,599 | 0.15 |
| Total | | **451,668,652** | **100.00** | **345,049,672** | **100.00** | **500,230** | **100.00** | **797,218,554** | **100.00** |

(i) American Depositary Receipts traded on the New York Stock Exchange (USA).

**All amounts in thousands, except as otherwise stated**

## (b) Other comprehensive income

| | | | | | | | | | | Consolidated |
|---|---|---|---|---|---|---|---|---|---|---|
| | Attributed to shareholders' interest | | | | | | | | | |
| | Deemed cost and additional indexation of PP&E (ii) | Fair value adjustments of trade accounts receivable (iii) | Gain (loss) on interest in subsidiary (i) | Foreign sales hedge (iv) | Fair value of hedge (iv) | Defined benefit plans actuarial Gain (loss) (v) | Foreign currency translation adjustment (vi) | Total Braskem shareholders' interest | Non-controlling interest in Braskem Idesa | Total |
| **On December 31, 2018** | **151,214** | **5,957** | **(9,469)** | **(7,626,515)** | **(257,508)** | **(53,574)** | **2,166,875** | **(5,623,020)** | **(565,902)** | **(6,188,922)** |
| Additional indexation | | | | | | | | | | |
| Realization by depreciation or write-off assets | (10,120) | | | | | | | (10,120) | | (10,120) |
| Income tax and social contribution | 3,441 | | | | | | | 3,441 | | 3,441 |
| Deemed cost of jointly-controlled investment | | | | | | | | | | |
| Realization by depreciation or write-off assets | (365) | | | | | | | (365) | | (365) |
| Income tax and social contribution | 124 | | | | | | | 124 | | 124 |
| Fair value adjustments | | | | | | | | | | |
| Accounts receivable | | 18 | | | | | | 18 | | 18 |
| Foreign sales hedge | | | | | | | | | | |
| Exchange rate | | | | (24,266) | | | | (24,266) | 39,986 | 15,720 |
| Transfer to result | | | | 307,073 | | | | 307,073 | 15,203 | 322,276 |
| Income tax and social contribution | | | | (89,531) | | | | (89,531) | (16,557) | (106,088) |
| Fair value of Cash flow hedge | | | | | | | | | | |
| Change in fair value | | | | | 32,608 | | | 32,608 | (8,569) | 24,039 |
| Transfer to result | | | | | 14,400 | | | 14,400 | 4,074 | 18,474 |
| Income tax and social contribution | | | | | (16,522) | | | (16,522) | 1,348 | (15,174) |
| Fair value of cash flow hedge from jointly-controlled (RPR) | | | | | 277 | | | 277 | | 277 |
| ILP PLan fair value | | | | | | | | | | |
| Change in fair value | | 2,815 | | | | | | 2,815 | 41 | 2,856 |
| Income tax and social contribution | | (695) | | | | | | (695) | | (695) |
| Foreign currency translation adjustment | | | | | | | 25,926 | 25,926 | (18,502) | 7,424 |
| **On March 31, 2019** | **144,294** | **8,095** | **(9,469)** | **(7,433,239)** | **(226,745)** | **(53,574)** | **2,192,801** | **(5,377,837)** | **(548,878)** | **(5,926,715)** |

All amounts in thousands, except as otherwise stated

Consolidated

| | Attributed to shareholders' interest | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Deemed cost and additional indexation of PP&E (ii) | Fair value adjustments of trade accounts receivable (iii) | Gain (loss) on interest in subsidiary (i) | Foreign sales hedge (iv) | Fair value of hedge (iv) | Defined benefit plans actuarial Gain (loss) (v) | Foreign currency translation adjustment (vi) | Total Braskem shareholders' interest | Non-controlling interest in Braskem Idesa | Total |
| **On December 31, 2019** | **123,614** | **19,545** | **(9,469)** | **(6,893,066)** | **(218,589)** | **(163,066)** | **2,383,492** | **(4,757,539)** | **(525,430)** | **(5,282,969)** |
| Additional indexation | | | | | | | | | | |
| Realization by depreciation or write-off assets | (10,120) | | | | | | | (10,120) | | (10,120) |
| Income tax and social contribution | 3,441 | | | | | | | 3,441 | | 3,441 |
| Deemed cost of jointly-controlled investment | | | | | | | | | | |
| Realization by depreciation or write-off assets | (273) | | | | | | | (273) | | (273) |
| Income tax and social contribution | 93 | | | | | | | 93 | | 93 |
| Fair value adjustments | | | | | | | | | | |
| Accounts receivable | | (62) | | | | | | (62) | | (62) |
| Foreign sales hedge | | | | | | | | | | |
| Exchange rate | | | | (8,792,554) | | | | (8,792,554) | (652,958) | (9,445,512) |
| Transfer to result | | | | 456,419 | | | | 456,419 | 18,790 | 475,209 |
| Income tax and social contribution | | | | 2,758,187 | | | | 2,758,187 | 190,252 | 2,948,439 |
| Fair value of Cash flow hedge | | | | | | | | | | |
| Change in fair value | | | | | (1,006,029) | | | (1,006,029) | 7,612 | (998,417) |
| Transfer to result | | | | | (152,242) | | | (152,242) | (50,748) | (202,990) |
| Income tax and social contribution | | | | | 388,636 | | | 388,636 | 12,941 | 401,577 |
| Fair value of cash flow hedge from jointly-controlled (RPR) | | | | | 2,501 | | | 2,501 | | 2,501 |
| ILP PLan fair value | | | | | | | | | | |
| Change in fair value | | (45) | | | | | | (45) | (443) | (488) |
| Income tax and social contribution | | (963) | | | | | | (963) | | (963) |
| Foreign currency translation adjustment | | | | | | | 4,108,359 | 4,108,359 | (41,735) | 4,066,624 |
| Effect of CPC 42 / IAS 29 - hyperinflation | | | | | | | 1,352 | 1,352 | | 1,352 |
| **On March 31, 2020** | **116,755** | **18,475** | **(9,469)** | **(12,471,014)** | **(985,723)** | **(163,066)** | **6,493,203** | **(7,000,839)** | **(1,041,719)** | **(8,042,558)** |

(i) Transfer to the income statement when divestment or transfer of control of subsidiary.
(ii) Transfer to retained earnings as the asset is depreciated or written-off/sold.
(iii) For receivables classified as fair value through other comprehensive income, transfer to the income statement when attainment of jurisdiction or early liquidation. For the ILP Plan, Transfer to retained earnings according to the grace period of the plan.
(iv) Transfer to the income statement when maturity, prepayment or loss of efficacy for hedge accounting.
(v) Transfer to retained earnings when the extinction of the plan.
(vi) Transfer to the income statement when write-off of subsidiary abroad.

All amounts in thousands, except as otherwise stated

## 27 Earnings per share

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

| | | Basic and diluted |
|---|---|---|
| | Mar/2020 | Mar/2019 |
| Profit (loss) for the year attributed to Company's shareholders | (3,649,015) | 928,252 |
| **Distribution of priority dividends attributable to:** | | |
| Preferred shares class "A" | | 208,450 |
| Preferred shares class "B" | | 303 |
| | | 208,753 |
| Distribution of 6% of unit price of common shares | | 273,840 |
| **Distribution of excess profits, by class:** | | |
| Common shares | | 253,041 |
| Preferred shares class "A" | | 192,618 |
| | | 445,659 |
| **Reconciliation of income available for distribution, by class (numerator):** | | |
| Common shares | (2,070,556) | 526,881 |
| Preferred shares class "A" | (1,576,166) | 401,068 |
| Preferred shares class "B" | (2,293) | 303 |
| | (3,649,015) | 928,252 |
| **Weighted average number of shares, by class (denominator):** | | |
| Common shares | 451,668,652 | 451,668,652 |
| Preferred shares class "A" | 343,823,073 | 343,814,914 |
| Preferred shares class "B" | 500,230 | 500,230 |
| | 795,991,955 | 795,983,796 |
| **Profit per share (in R$)** | | |
| Common shares | (4.5842) | 1.1665 |
| Preferred shares class "A" | (4.5842) | 1.1665 |
| Preferred shares class "B" | (4.5842) | 0.6057 |

All amounts in thousands, except as otherwise stated

## 28 Net revenues

| | Consolidated | | Parent company | |
|---|---|---|---|---|
| | Mar/2020 | Mar/2019 | Mar/2020 | Mar/2019 |
| **Sales revenue** | | | | |
| Domestic market | | | | |
| Revenue | 9,630,291 | 9,499,160 | 9,594,271 | 9,461,670 |
| Rebates | (32,316) | (12,518) | (32,316) | (12,518) |
| | 9,597,975 | 9,486,642 | 9,561,955 | 9,449,152 |
| Foreign market | | | | |
| Revenue | 5,509,724 | 5,977,094 | 1,820,997 | 2,433,695 |
| Rebates | 11,268 | (1,036) | | |
| | 5,520,992 | 5,976,058 | 1,820,997 | 2,433,695 |
| | 15,118,967 | 15,462,700 | 11,382,952 | 11,882,847 |
| **Sales and services deductions** | | | | |
| **Taxes** | | | | |
| Domestic market | (2,389,726) | (2,424,667) | (2,383,776) | (2,420,130) |
| Foreign market | (7,298) | (7,019) | | |
| **Sales returns** | | | | |
| Domestic market | (48,333) | (27,840) | (48,333) | (27,840) |
| Foreign market | (48,965) | (25,221) | (34,809) | (1,237) |
| | (2,494,322) | (2,484,747) | (2,466,918) | (2,449,207) |
| **Net sales and services revenue** | **12,624,645** | **12,977,953** | **8,916,034** | **9,433,640** |

## 29 Other income (expenses), net

| | Consolidated | |
|---|---|---|
| | Mar/2020 | Mar/2019 |
| **Other income** | | |
| PIS and COFINS credits - exclusion of ICMS from the calculation basis | | 1,707,861 |
| Fine on supply contract of raw material, net | 30,809 | 125,263 |
| Fixed assets disposal results | 12,829 | 2,324 |
| Tax Credits recovery | 56,078 | 185 |
| Insurance premium refund | 26,942 | 871 |
| Other | 80,182 | 10,718 |
| | **206,840** | **1,847,222** |
| **Other expenses** | | |
| Leniency agreement | | (409,876) |
| Allowance for judicial claims, net of reversals | (15,640) | (40,436) |
| Other | (16,387) | (42,826) |
| | **(32,027)** | **(493,138)** |

All amounts in thousands, except as otherwise stated

# 30 Financial results

| | Consolidated | | Parent company | |
|---|---|---|---|---|
| | Mar/2020 | Mar/2019 | Mar/2020 | Mar/2019 |
| **Financial income** | | | | |
| Interest income | 134,354 | 212,264 | 80,079 | 170,685 |
| Other | 61,140 | 13,507 | 12,407 | 4,676 |
| | **195,494** | **225,771** | **92,486** | **175,361** |
| **Financial expenses** | | | | |
| Interest expenses | (753,508) | (518,911) | (752,757) | (462,681) |
| Monetary variations on fiscal debts | (14,139) | (22,635) | (14,139) | (22,627) |
| Discounts granted | (19,156) | (25,621) | (19,147) | (24,926) |
| Loans transaction costs - amortization | (35,825) | (36,654) | (1,518) | (11,370) |
| Adjustment to present value - appropriation | (57,642) | (183,056) | (56,192) | (182,047) |
| Interest expense on leases | (44,242) | (26,817) | (33,175) | (17,801) |
| Other | (301,330) | (85,643) | (256,211) | (37,242) |
| | **(1,225,842)** | **(899,337)** | **(1,133,139)** | **(758,694)** |
| **Exchange rate variations, net** | | | | |
| On financial assets | 152,115 | (38,986) | 286,232 | 17,196 |
| On financial liabilities | (5,375,645) | (210,228) | (3,345,332) | (271,675) |
| | **(5,223,530)** | **(249,214)** | **(3,059,100)** | **(254,479)** |
| **Total** | **(6,253,878)** | **(922,780)** | **(4,099,753)** | **(837,812)** |

# 31 Expenses by nature and function

| | Consolidated | | Parent company | |
|---|---|---|---|---|
| | Mar/2020 | Mar/2019 | Mar/2020 | Mar/2019 |
| **Classification by nature:** | | | | |
| Raw materials other inputs | (9,304,535) | (9,179,482) | (7,100,639) | (7,175,059) |
| Personnel expenses | (771,482) | (637,105) | (527,712) | (457,875) |
| Outsourced services | (463,326) | (654,029) | (240,474) | (430,886) |
| Depreciation, amortization and depletion | (973,489) | (861,707) | (606,713) | (563,685) |
| Freights | (471,634) | (634,934) | (291,757) | (427,338) |
| Costs of idle industrial plants | (97,348) | (27,235) | (95,437) | (21,550) |
| PIS and COFINS credits - exclusion of ICMS from the calculation basis | | 1,707,861 | | 1,707,861 |
| Leniency agreement | | (409,876) | | (409,876) |
| Other general and administrative expenses | (158,131) | (162,998) | (71,328) | (173,901) |
| **Total** | **(12,239,945)** | **(10,859,505)** | **(8,934,060)** | **(7,952,309)** |
| **Classification by function:** | | | | |
| Cost of products sold | (11,451,297) | (11,263,655) | (8,474,664) | (8,617,061) |
| Selling and distribution | (439,852) | (447,642) | (246,156) | (254,260) |
| (Loss) reversals for impairment of trade accounts receivable | (3,620) | (16,511) | (904) | (12,745) |
| General and administrative | (464,503) | (430,928) | (317,438) | (298,900) |
| Research and development | (55,486) | (54,853) | (31,018) | (31,253) |
| Other income | 206,840 | 1,847,222 | 161,207 | 1,721,111 |
| Other expenses | (32,027) | (493,138) | (25,087) | (459,201) |
| **Total** | **(12,239,945)** | **(10,859,505)** | **(8,934,060)** | **(7,952,309)** |

All amounts in thousands, except as otherwise stated

## 32 Segment information

The Company made changes to its organizational structure with a view to capturing synergies in all regions to further improve the integration of its operations. As a result of these changes, the Management revised the structure of its internal reporting with a focus on its operational expansion and internationalization with a view to simplifying and streamlining the work and decision-making processes, which led it to adopt a new structure for reporting segments by region, as of 2020.

| | | | | | | | Mar/2020 |
|---|---|---|---|---|---|---|---|
| | | | | Operating expenses | | | |
| | Net sales revenue | Cost of products sold | Gross profit | Selling, general and distribuition expenses | Results from equity investments | Other operating income (expenses), net | Consolidated |
| **Reporting segments** | | | | | | | |
| Brazil | 12,319,070 | (11,417,558) | 901,512 | (371,572) | | 106,622 | 636,562 |
| USA and Europe | 2,975,972 | (2,627,033) | 348,939 | (144,232) | | 12,375 | 217,082 |
| Mexico | 819,524 | (637,182) | 182,342 | (103,146) | | 27,409 | 106,605 |
| **Total** | **16,114,566** | **(14,681,773)** | **1,432,793** | **(618,950)** | | **146,406** | **960,249** |
| Other segments | 73,721 | (45,332) | 28,389 | (11,154) | | 170 | 17,405 |
| Corporate unit | | | | (361,185) | (7,778) | 40,742 | (328,221) |
| **Braskem consolidated before eliminations and reclassifications** | **16,188,287** | **(14,727,105)** | **1,461,182** | **(991,289)** | **(7,778)** | **187,318** | **649,433** |
| Eliminations and reclassifications | (3,563,642) | 3,275,808 | (287,834) | 27,828 | | (12,505) | (272,511) |
| **Total** | **12,624,645** | **(11,451,297)** | **1,173,348** | **(963,461)** | **(7,778)** | **174,813** | **376,922** |

For the purpose of comparability, the Company is restating the period ended March 31, 2019, as follows:

| | | | | | | | Mar/2019 |
|---|---|---|---|---|---|---|---|
| | | | | Operating expenses | | | |
| | Net sales revenue | Cost of products sold | Gross profit | Selling, general and distribuition expenses | Results from equity investments | Other operating income (expenses), net | Consolidated |
| **Reporting segments** | | | | | | | |
| Brazil | 12,645,432 | (11,562,182) | 1,083,250 | (633,320) | | 16,655 | 466,585 |
| USA and Europe | 2,754,437 | (2,308,831) | 445,606 | (208,582) | | (19,324) | 217,700 |
| Mexico | 806,349 | (679,357) | 126,992 | (85,646) | | 117,550 | 158,896 |
| **Total** | **16,206,218** | **(14,550,370)** | **1,655,848** | **(927,548)** | | **114,881** | **843,181** |
| Other segments | 72,404 | (45,035) | 27,369 | (10,796) | | (9,373) | 7,200 |
| Corporate unit | | | | (18,529) | (3,378) | 1,250,700 | 1,228,793 |
| **Braskem consolidated before eliminations and reclassifications** | **16,278,622** | **(14,595,405)** | **1,683,217** | **(956,873)** | **(3,378)** | **1,356,208** | **2,079,174** |
| Eliminations and reclassifications | (3,300,669) | 3,331,750 | 31,081 | 6,939 | | (2,124) | 35,896 |
| **Total** | **12,977,953** | **(11,263,655)** | **1,714,298** | **(949,934)** | **(3,378)** | **1,354,084** | **2,115,070** |

## 33 Subsequent events

(a) On April 1, 2020, the Company drew down the stand-by credit facility, in the amount of US$1 billion, which corresponded to R$5.2 billion on March 31, 2020, to ensure its financial health and liquidity during the crisis caused by the COVID-19 pandemic (Note 2.4).

**(b)** Geological event in Alagoas

As publicly announced by the Company on July 9, 2020, Braskem received a letter from the Alagoas State Public Defender's Office (Defensoria Pública do Estado de Alagoas), the Federal Prosecutor's Office (Ministério Público Federal), the State of Alagoas Prosecutor's Office (Ministério Público do Estado de Alagoas) and the Federal Public Defender's Office (Defensoria Pública da União) (collectively, the "Authorities") providing an update on the Map of Damage Sectors and Priority Action Lines by the Civil Defense of Maceió, which included additional properties in the districts of Mutange, Bom Parto, Pinheiro and Bebedouro in the City of Maceió, in the State of Alagoas, that need to be vacated.

To ensure the safety of the residents in the region, Braskem is negotiating with the Authorities possible measures to be adopted by mutual agreement, although it is not obligated to assist in the process to vacate the new areas pursuant to the settlement agreement entered into with the Authorities on January 3, 2020.

In light of the available information about the event and ongoing discussions with the Authorities, the Company estimates additional expenses in the amount of R$1.6 billion to provide assistance to local residents of the new areas, additional measures necessary to shut down the salt mining activities in the City of Maceió and relocate additional residents and properties, including management and technical analysis costs, among others.

In addition, with regard to the civil lawsuit filed by the Federal Prosecutor's Office (Ministério Público Federal) related to social and environmental damages, the Company is still in discussions with the Authorities.

On June 19, 2020, the Company became aware through the publication on the Official Gazette of the State of Alagoas (Diário Oficial do Estado de Alagoas) of a notice of a public civil inquiry initiated by the State of Alagoas Prosecutor's Office (Ministério Público do Estado de Alagoas) into the extent of the urban damage caused by the geological event, seeking solutions for recovery and utilization of the area, and assessing liability for possible reparations for damages caused. Due to the initial stage of such inquiry, any definitive conclusion is still pending and subject to additional studies, a detailed evaluation of possible measures to be taken and negotiations with authorities.

**(c)** Downgrade

In July 2020, Standard & Poor's Ratings Group, a division of McGraw Hill, Inc., or Standard & Poor's, and Fitch Ratings Ltd., or Fitch, downgraded the Company's corporate credit ratings on a global basis from BBB- to BB+, with a stable outlook.

As a consequence of such downgrades and pursuant to the equity support agreement relating to the Mexico Complex, Braskem provided a letter of credit to Braskem Idesa S.A.P.I., or Braskem Idesa, with respect to certain contingent equity contributions to cover any additional amounts necessary to complete the project. Our contingent equity commitment that remains available is in the amount of up to US$208 million, and such commitment will remain available until the occurrence of the contingent equity release date in accordance with the amended and restated equity support agreement, provided that it will be reduced to the lesser of the amount then available and US$100 million upon achievement of financial completion of the project.